ARS



PE
12-31-04

Every Minute Around the World

UPS Annual Report 2004

1 10 9 8 7 6 5 4 3 2 1 0

:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 1

UPS is the world's largest package delivery company and a global leader in supply chain services. At any given moment, anywhere around the globe, UPS people enable the movement of goods, information, and funds through one integrated network that operates in more than 200 countries and territories.


LE PETIT DAMIE
LE PETIT
DAMIER

2 3 4 5 6 7 8 9 10 11



14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00

ATLANTA, GEORGIA 7:24 A.M.



Michael L. Eskew
Chairman and
Chief Executive Officer

Dear fellow shareowners,

Every minute around the world, UPS delivers another 9,800 packages. Every minute around the world, UPS connects 4,900 buyers with 1,400 sellers. Every minute around the world, UPS is entrusted with two percent of global gross domestic product.*

Most importantly, every minute around the world, we see international trade surging forward at an unprecedented pace, reaffirming what we've known for quite some time. There's no better time, no better industry, and no better company to capitalize on a world coming closer together through commerce.

Our Operating Environment

In last year's annual report, we talked about a world poised for economic growth and UPS as a company that would help enable that growth.

A year later, the world is more than poised. In 2004, global trade activity grew 10.2 percent, well ahead of 2003's jump of 4.5 percent, and even surpassing the boom years of 1995 through 2000.**

A vibrant global economy creates new businesses and new jobs, as well as increased wealth, consumer power, and a substantially better quality of life for billions of people around the world — all of which generates greater demand for UPS services.

The global small package delivery business is growing along with the boom in international trade. This trend won't abate any time soon. Today, 20 percent of all manufactured goods cross borders. By 2020, it's estimated that 80 percent of these goods will cross borders, much of it through small package networks.***

At the same time, with markets opening and economies growing, supply chains are becoming increasingly global. These trends support UPS's vision of synchronizing the flow of goods, information, and funds — the three flows of commerce.

In addition to providing new sources of revenue and profit, our supply chain business complements and strengthens the solid foundation of our small package business. In fact, small package delivery is perhaps the most integral part of the supply chain. In many cases, it represents the coveted "last mile" to the consumer.

Highlights of 2004

In 2004, UPS strengthened our industry-leading, global small package position. We delivered a record number of packages — almost 3.6 billion — an increase of more than 150 million over 2003. Revenue for the year increased 9 percent, and earnings were up 15 percent.

Our international small package operation exhibited particular strength, with revenue up 22 percent, profitability up 58 percent, and volume up 7 percent. The export market (packages that cross a national border) has been a focus of our international efforts. Export volume increased 12 percent, led by both Europe and Asia, particularly China.

In 2004, we were pleased to be awarded 12 new frequencies to fly to China. These frequencies triple our access to this important trade market. In addition, we concluded an agreement that will give us control of our express operations in China by the end of 2005.

Our U.S. domestic operations posted improvements, too, with volume up 3.3 percent. Revenue increased over 6 percent and profits increased 2 percent. Pricing was firm in the United States, but operating margin declined slightly. This reflects, in part, investment in a new technology that will re-engineer our U.S. domestic operations and a slowing volume growth rate in the fourth quarter.

Selected Financial Results

IN MILLIONS (except for per-share data)	2004	2003	%CHANGE
Revenue	**$36,582**	$33,485	9.2
Operating Expenses	**31,593**	29,040	8.8
Net Income	**3,333**	2,898	15.0
Diluted Earnings per Share	**2.93**	2.55	14.9
Dividends Declared per Share	**1.12**	.92	21.7
Assets	**33,026**	29,734	11.1
Long-term Debt	**3,261**	3,149	3.6
Shareowners' Equity	**16,384**	14,852	10.3
Capital Expenditures	**2,127**	1,947	9.2
Cash and Investments	**5,197**	3,952	31.5

We made significant progress in deploying our new package flow technology. Productivity and service reliability improvements are apparent in the majority of the sites where the new technology is operational. However, we will retrain some of the sites that are not achieving the improvements that are possible. And, of course, we'll continue deploying the technology in new sites.

Slowing growth trends in the fourth quarter also impacted U.S. domestic operating margin. We are addressing this issue through growth initiatives and cost control measures. Growth initiatives focus on products, services, and technology geared to middle-market customers. Prudent cost control measures should enable the company to adjust to lower volume growth trends and still achieve our targeted earnings improvement.

Non-package revenue was up 10 percent, and profits increased $59 million. The largest component of this segment is UPS Supply Chain Solutions (SCS). SCS achieved a 10 percent increase in revenue, with a low-single-digit operating margin.

SCS enables us to move any type of freight, by any mode, anywhere in the world. Through this business we manage warehouses and distribution networks, handle the complexities of customs brokerage, and frequently rely on the capabilities of our small package network for package delivery.

Since 1999, we've successfully integrated over 15 acquisitions to develop our global supply chain presence — now in 175 countries — and added to its scope of service with the acquisition of Menlo Worldwide Forwarding late in the fourth quarter of last year.

Our Growth Opportunities

We believe that prevailing global economic conditions provide a framework for continued growth in the United States and abroad for both the small package and supply chain operations. In fact, we expect to sustain the earnings growth track record we've established over the last three decades. Throughout that timeframe, earnings have increased at a compounded annual rate of over 15 percent.

Our unique, integrated global business model is critical to our success. UPS is the only company in our industry that has one operating network for all types of shipments: domestic, international, air, ground, commercial, residential. This makes for economies of scope and scale that improve operating efficiency as well as customer service.

In addition, the UPS culture is based on the owner/management philosophy through which over 30,000 active management employees have significant investments in UPS stock. A large percentage of our full-time nonmanagement employees also maintain ownership positions in UPS. This breeds a decision-making mentality that's long-term in focus, centered on achieving strong returns on invested capital, and a work ethic that's characterized by dedication. Having "skin in the game" is a great motivator to align employee interests with public shareowners' interests.

As a result, we generate consistent, superior returns, and are in excellent financial condition. UPS is one of only a handful of companies with a AAA credit rating from both Standard & Poor's and Moody's. At the end of 2004, we had cash and investments of almost $5.2 billion.

Our strong financial position enables us to reinvest in the business to enhance our operations, improve service, add new products, and expand our geographic presence. It also enables us to increase shareowner value through an on-going share repurchase program and regular dividend increases — up 22 percent in 2004 and 65 percent since 2000.

Going forward here's what you can expect from UPS in 2005 and beyond. We will:

- Manage our entire business enterprise to preserve the consistency in revenue and earnings growth that we've established over the years;
- Grow our market share in the global small package business;
- Increase operating profit in each of our three key businesses: U.S. domestic, international, and supply chain;
- And do this while maintaining a sustainable approach to running our business that considers the social, environmental, and economic consequences of our business practices.

As we enter 2005, business is moving to the tempo of an expanding global economy. UPS is ideally positioned to thrive in this environment every minute around the world.

Michael L. Eskew

Michael L. Eskew
Chairman and
Chief Executive Officer

**International Monetary Fund World Outlook*
***World Bank*
*** *McKinsey and Company*

UPS produces the best financial returns in the industry

UPS's financial strength is derived from its unique business model, combined with a company culture developed over 97 years.

The business model is based on an integrated network where all systems work cohesively together. One global network results in the most efficient use of assets and the highest reliability levels. And it makes it easier to bring products and services that are successful in the United States to the global market.

A significant aspect of UPS's culture that contributes to the strength of the company is the owner/management philosophy, in place since the 1920s. This means UPS is run by investors for investors. As a result, the company brings a long-term focus to investment decision-making, with a keen eye on economic profit. ■

Net Income
(in billions)


(1) (2) (3) (4) (5)
$3
$2.5
$2
$1.5
$1
$.5
$0
2.93
2.40
3.18
2.90
3.33
00 01 02 03 04

Net income has been improving due primarily to the impact of strong international growth and improvements in non-package.

Diluted EPS
(in dollars)


(1) (2) (3) (4) (5)
$3
$2.5
$2
$1.5
$1
$.5
$0
2.50
2.10
2.81
2.55
2.93
00 01 02 03 04

With a relatively constant number of shares outstanding, diluted earnings per share have increased 17 percent since 2000.

Total Return to Shareholders
(in dollars)


$150
$125
$100
$75
$50
$25
$0
00 01 02 03 04

One hundred dollars invested in UPS stock at the end of 2000, with reinvested dividends, would have increased over 50 percent in value by the end of 2004.

Revenue
(in billions)


$35
$30
$25
$20
$15
$10
$5
$0
29.5
30.3
31.3
33.5
36.6
00 01 02 03 04

Since 2000, revenue increased 24 percent

Operating Margin
(in percent)


15%
12%
9%
6%
3%
13.6%
00
01
02
03
04

UPS consistently generates the highest operating margin in the industry.

Dividends Declared
(in dollars per share)


$1.25
$1.00
$.75
$.50
$.25
$0
0.76
1.12
00
01
02
03
04

Dividends have increased 65 percent over the last five years.

Capital Expenditures
(in billions)


$3.0
$2.5
$2.0
$1.5
$1.0
$.5
$0
2.1
00
01
02
03
04

Capital expenditures typically range between 5 and 8 percent of revenue; in 2004 they were 5.8 percent.

Cash and Investments
(in billions)


$6
$5
$4
$3
$2
$1
$0
3.01
5.20
00
01
02
03
04

Cash and investments have increased over 160 percent since 2000.

Return on Equity
(in percent)


30%
25%
20%
15%
10%
5%
0%
21.3%
00
01
02
03
04

Return on equity has typically been above 20 percent for more than 20 years.

Long-Term Debt to Total Capitalization
(in percent)


30%
25%
20%
15%
10%
5%
0%
16.6
00
01
02
03
04

Declining debt has contributed to UPS's exceptionally strong financial position.

(1) Includes after-tax effects of a charge related to an arbitration ruling under the 1997 Teamster contract, a gain recorded upon the sale of UPS Truck Leasing, and a gain from investments totalling $139 million or $0.12 per share.
(2) Includes an after-tax charge upon adoption of FAS 133 of $26 million or $0.02 per share.
(3) Includes after-tax effects of a gain related to a change in vacation policy, a restructuring charge, a charge upon adoption of FAS 142, and the settlement of a previously established tax assessment liability. The net effect of these items was to increase net income by $760 million or $0.67 per share.
(4) Includes the after-tax effects of a gain on the sale of Mail Technologies, a gain on the sale of Aviation Technologies, an investment impairment charge, and a gain on the redemption of long-term debt. Also includes credits to income tax expense due to resolution of various tax contingencies, a favorable ruling on the treatment of jet engine maintenance costs, and a lower effective state tax rate. The net effect of these items was to increase net income by $126 million or $0.11 per share.
(5) Includes the after-tax effects of an impairment charge on Boeing 727, 747 and McDonnell Douglas DC-8 aircraft and related parts and engines and a charge to pension expense resulting from the consolidation of data collection systems. Also includes credits to income tax expense related to the resolution of various tax matters, the removal of a portion of the valuation allowance on certain deferred tax assets on net operating loss carry forwards, and an adjustment for identified tax contingency matters. The net effect of these items was to increase net income by $32 million or $0.03 per share.


TAIPEI, 10:24 A.M.
Every minute of every day, UPS delivers more packages around the world than any other carrier.

In 2004, UPS delivered 3.6 billion packages —154 million more than in 2003.

UPS has an extensive network across the globe. As a result, the company is the market leader in the United States and has a growing presence in all major international markets. In fact, every minute of every day, UPS delivers 9,800 packages.






9527



UPS's global small package business continued its vibrant growth

2004 operations review

In 2004, UPS strengthened its global small package position; average daily volume increased 3.7 percent for the year. That's the equivalent of 498,000 additional packages every day. Overall in 2004, UPS handled the most volume ever in its 97-year history.

International segment

International operations achieved dramatic gains in 2004, as export volume increased 12.5 percent, operating profit was over $1 billion for the first time, and operating margins increased to 16.6 percent — by far the best in the industry. While favorable currency translation contributed to profitability gains, it accounted for only $54 million of the $412 million increase in profits.

The strong profitability improvement was driven by a number of factors, including excellent operations and network management, improving economies of scale that come with vibrant growth, an enhanced mix of express packages and heavy cargo, higher yields attributable to the value customers derive from our service and technology solutions, and an extensive product and service offering.

(continued on page 12)


International Revenue
(in billions)
$7
$6
$5
$4
$3
$2
$1
$0
4.08
4.25
4.68
5.56
6.76
00
01
02
03
04


U.S. Domestic Revenue
(in billions)
$30
$25
$20
$15
$10
$5
$0
24.00
24.00
23.92
25.02
26.61
00
01
02
03
04

International Operating Profit
(in billions)


$1.0
$.80
$.60
$.40
$.20
$0
.28
.32
.71
1.12
00
01
02
03
04

U.S. Domestic Operating Profit
(in billions)


$4
$3
$2
$1
$0
3.93
3.62
3.58
3.27
3.35
00
01
02
03
04

Global Small Package Volume
(in billions of packages)


5
4
3
2
1
0
3.46
3.17
3.42
3.11
3.36
3.05
3.44
3.12
3.59
3.25
00
01
02
03
04
Total
U.S.-Domestic

Export Volume
(in millions of packages)


150
125
100
75
50
25
0
93.5
102.8
111.6
121.2
137.4
00
01
02
03
04

The U.S. domestic segment

The U.S. domestic package operations also reported a strong year. Ground volume increased 4 percent or 408,000 packages per day. Next day air volume was essentially flat in 2004 due to the comparison with the prior year's unusually high volume resulting from the mortgage refinancing boom. Eliminating that impact, air volume would have increased in 2004. In fact, growth in overnight package volume was strong, increasing 5.7 percent for the year.

Revenue per piece was up 2.1 percent, reflecting a rational pricing environment and a strong value proposition in the form of new products, technology solutions, and delivery reliability.

U.S. domestic operating margin was slightly lower in 2004, reflecting the roll-out of new technology in our domestic operations and the impact of slowing volume growth. Implementation of the technology had a negative impact on profitability of about $150 million in 2004.

In 2005, it is expected to have a positive net benefit of $50 to $100 million, even as some retraining occurs in selected sites and new sites are deployed. By the end of 2005, approximately 65 percent of UPS drivers are slated to be using the technology.

Initiatives are in place to address U.S. domestic volume and margin decline. Growth initiatives focus on the middle-market customer, with better alignment of our resources; cross-selling of integrated solutions successfully used for large customers; expansion of the product portfolio with the addition of time-definite, guaranteed heavy airfreight service; and doubling the rate of technology integrations through which customers electronically access UPS shipping systems. In early 2005, prudent cost control measures were implemented to adjust to slower volume growth rates and help ensure achievement of earnings growth targets. Cost controls are expected to produce about $200 million in savings in 2005.



LISBON, PORTUGAL 5:24 P.M.

Small package growth opportunities remain strong

We believe expanding global economies, development of international markets by customers large and small, and direct-to-consumer shipping trends — driven by just-in-time inventory and online purchasing — offer growth opportunities for the small package business.

Going forward, look for UPS to continue international volume, revenue, and profitability growth, with an excellent operating margin. UPS anticipates achieving 2 to 3 percent U.S. domestic volume growth, along with an improving operating margin.

To achieve growth objectives, UPS will rely on well-developed strengths — leading-edge technology, a broad portfolio of services and integrated solutions, and the most efficient global network in the industry.

Investment in the worldwide network means constant improvement

UPS invests hundreds of millions of dollars in its network annually for facilities, vehicles, and aircraft. In Europe, construction continued on the expansion of the company's highly automated air hub in Cologne, Germany — the company's largest hub outside the United States. In addition, UPS's service portfolio was broadened to, from, and within the 10 countries that joined the European Union in 2004.

UPS also is extending its presence in Asia — one of the most important markets in the world. In addition to gaining 12 additional air routes to more extensively serve parts of China, Japan, and Hong Kong, UPS concluded an agreement with its Chinese partner to take full control of its international express operations in more than 200 cities in China by the end of 2005. These cities collectively account for about 80 percent of China's GDP. UPS concluded a similar agreement to gain control of its express operation in Japan.

In addition, in early 2005 UPS announced plans to expand its supply chain presence in China, combining small package delivery with freight forwarding, customs brokerage, and distribution. Strengthening the logistical links between China and global markets is critical to both China and companies doing business in China.

In the United States, network improvements reduced transit times by one day on UPS ground service between 20 metropolitan areas, including Atlanta, Baltimore/Washington, D.C., Chicago, Dallas, Houston, Kansas City, Los Angeles, Philadelphia, and Pittsburgh. The company will continue enhancing transit times in the United States in 2005 and beyond.



CLEVELAND, OHIO 9:24 A.M.

Leading-edge technology is a mandate for success

At UPS, technology powers every service and solution the company offers and every operation it performs. In fact, UPS invests more than $1 billion annually in technology to support both customer-facing solutions and internal operational systems and processes.

Much of UPS's technology helps customers solve business process problems, which, in turn, allows them to manage their businesses better. This includes solutions that:

- Enable businesses to manage multiple locations through one shipping system,
- Provide full visibility of a customer's goods in the supply chain, including inbound shipments,
- Support complete connectivity between UPS customers and their customers and vendors,
- Streamline billing, customer inquiry, and cost allocation processes,
- Speed the transfer of funds from a package or shipment recipient to the seller, and
- Ease the complexities and reduce the costs involved in transborder shipping.

UPS partners with customers to provide seamless integration between the company's global infrastructure and the customer's business processes. This integration could be achieved through one of UPS's shipping, billing, or visibility systems. It might include connectivity through one of over 200 partners — such as Best Software's Peachtree products and Yahoo! Merchant Solutions — who offer access to UPS shipping capabilities from within their products. Or, where a customized solution is necessary, UPS helps customers integrate the company's on-line capabilities into their own business systems to build a solution uniquely geared to their needs. Connecting customers to UPS through technology is a critical element in the company's growth strategy.

Technology plays just as important a role in UPS's internal operations as it does in customer applications. Systems integration is crucial to UPS's global network. It enables an information-rich transportation system that supports all types of service — ground, air, commercial, residential, domestic, international — through one driver. The result is an integrated, global network with unsurpassed visibility and reach.





UPS standardizes key operational technology on a global scale, such as the driver's handheld data recording device and the wireless global tracking system. These technologies facilitate integration, access, reliability, and availability of data throughout the global network.

Internally, UPS is using proprietary technology to re-engineer its package delivery processes. In 2004, the new package flow technology was implemented in 25 percent of the 1,000 centers in which it will ultimately be operational and is being used by 45 percent of UPS drivers. We expect this $600 million investment, when fully implemented, will reduce operating expenses by hundreds of millions of dollars annually and also will provide a platform for development of new services designed specifically for the consignee.

Investment in technology allows UPS to raise the standard for customer service and reliability. In addition, innovative technology solutions differentiate UPS in the marketplace in terms of both service offerings and operational efficiency.

Integrated solutions move goods seamlessly from factory to final delivery

Many UPS solutions combine the scope of its global small package transportation network with supply chain services, allowing goods to move more quickly across borders via air, ground, or sea. The ability to tie together all modes of transportation to move anything from a small package to heavy freight enables UPS to develop the right solution for each customer.

UPS's suite of Trade Direct℠ services, for example, improves the efficiency of international shipping for customers by moving multiple packages, going to multiple consignees, as one shipment with one customs clearance. The packages are then fed into the UPS network and shipped directly to the recipients.

Whether it's small packages moving between NAFTA markets, air freight moving between continents, or ocean-transported goods, UPS provides customers with improved time-in-transit, full visibility, and international trade services that facilitate participation in the global marketplace.



PARIS, FRANCE 6:24 P.M.


PRAGUE, CZECH REPUBLIC 9:24 P.M.
When it comes to managing global supply chains, timing is everything. UPS synchronizes the world of commerce.

Moving boxes, bytes, and bucks is the essence of supply chain management.

UPS is one of the world's largest providers of supply chain management services, operating more than 1,200 facilities in 175 countries.







UPS Supply Chain Solutions continues to expand its global presence and capabilities

Effective supply chain management is becoming increasingly critical to virtually all businesses, large and small. It helps these businesses expand their markets, improve cash flow, deliver better customer service, differentiate products, and improve productivity.

UPS has extended its value proposition to customers by helping them synchronize the flows of goods, information, and funds through its supply chain offerings. The company's expanding supply chain portfolio leverages its international presence, infrastructure, extensive customer base, and network management expertise. When combined with package delivery services, supply chain management capabilities help UPS to deepen and extend customer relationships around the globe.

UPS Supply Chain Solutions and other of our non-package businesses offer more than 60 products and services in transportation and freight management, logistics and distribution, international trade, financial services, and consulting. Its infrastructure includes facilities that handle such diverse tasks as overseeing global freight shipments, filling orders, performing technical repair and deploying critical parts, and managing customs brokerage.

Supply Chain Solutions Revenue
(in billions)



$5.0
$4.0
$3.0
$2.0
$1.0
$0
.84
1.11
1.48
2.46
1.97
3.86
2.13
4.34
2.35
4.98
00
01
02
03
04
Net
Gross

These business units offer technology platforms that give customers extensive visibility into their global supply chain activities for better up-to-the-minute management decisions.

All of these capabilities help UPS to design unique solutions for customer needs on an increasingly global scale. UPS has targeted several industries where it sees substantial supply chain management growth opportunities, including the health care, automotive, high-tech, retail, consumer, and government sectors.

2004 operations review

UPS Supply Chain Solutions is the largest business unit within the non-package segment. In 2004, net revenue increased 10 percent to $2.35 billion. Contributing to Supply Chain Solutions' performance has been the on-going integration of acquisitions that have expanded its reach, capabilities, and customer base.

The latest acquisition, Menlo Worldwide Forwarding, was completed at the end of 2004 and added guaranteed, heavy air freight capabilities to the UPS portfolio of solutions. With the addition of Menlo, UPS can now offer expanded time-definite products, such as overnight, two-day, and deferred delivery of heavy air freight in North America. Menlo also substantially increases UPS Supply Chain Solutions' ocean and customs brokerage volume.

Supply chain management offers substantial growth potential

UPS sees great promise as supply chain management continues to take a more prominent role in the strategic decisions of its customers. Total supply chain spending around the world is estimated to be over $3 trillion, of which only about 10 percent is currently outsourced. The outsourced market, however, is growing at a 12 percent compounded annual rate.* In addition to this growth potential, UPS's expanding supply chain capabilities will continue to enhance long-term relationships with customers and drive additional package volume into the company's network. □



Supply chain solutions improve competitive position

UPS's supply chain management capabilities have helped customers be more successful by providing them with innovative and effective services.

■ The repair and return of laptop computers was cut from 10 or more days to as little as 24 hours, helping a computer manufacturer distinguish its repair service from its competitors, save on repair costs, and provide better customer service.

■ When a camera maker aggressively entered the digital market, it chose UPS to help improve service to retailers and speed up orders. UPS created an integrated system for managing inbound air and ocean freight, repacking and kitting products to retailer specifications for final distribution, and providing enhanced visibility so retailers knew when their merchandise would arrive. The solution provided customized products for each retailer, which resulted in a competitive advantage for the camera manufacturer.

■ For a global medical technology company, UPS developed a flexible order-to-cash solution that achieved high performance rates for order accuracy and on-time delivery of their products. The company improved its customer service and achieved the added flexibility to better address fluctuations in order volume.

■ One of the world's leading automotive companies wanted to improve service and reduce costs involved in the distribution of aftermarket parts. UPS designed a parts distribution system that provided complete visibility throughout the supply chain for dealers ordering parts. The solution reduced the number of shipments, improved on-time delivery and order tracking, decreased inventory and transportation costs, and raised dealer satisfaction to new heights.

■ A Canadian cosmetics company used UPS Trade Direct℠ Cross Border service to consolidate multiple orders into one shipment into the United States, and then break it into individual orders for final delivery to U.S. customers. This solution cut shipping costs by generating a single customs fee. Products also arrived more quickly, bypassing costly warehouse stops for repackaging.

* Cass Information Systems, Inc., 2001

How we run our business

UPS founder Jim Casey established principles and values that are part of the fabric of our business. For almost 100 years, these principles and values have remained constant and have been integral to our success. This legacy of honesty, quality, and integrity is fundamental to our ability to attract and retain the best people, gain and keep the trust of our customers, create shareowner value, support the communities in which we operate, and protect our reputation.

UPS BUSINESS PHILOSOPHY

Employees: We respect and value the individual.

- We encourage a spirit of teamwork.
- We promote from within.
- We help people to develop themselves.
- We place great value on diversity.

Customers: We believe that attention to our customers' changing needs is central to the success of UPS.

- We treat each customer as our only customer.
- We never promise more than we can deliver, and we deliver on every promise.

Shareowners: We sustain a financially strong company.

- We manage assets wisely.
- We emphasize the "long-term" in strategy development and decision-making.
- We seek to provide long-term competitive returns to our shareowners.

Ownership philosophy: We believe that employee ownership in the company is important.

- The principle that has contributed a great deal to building our business is the ownership of the company by the people employed by it.
- Having a personal stake in the company causes employees to think like owners and work like partners. Employee ownership creates a sense of teamwork and strengthens and preserves our values.

Sustainability: We operate our business with a balance between economic success, social responsibility, and environmental stewardship.

- We believe our economic well-being benefits society by providing good wages, paying taxes, and practicing philanthropy.
- We encourage community involvement and volunteerism by our employees.
- We proactively seek solutions that limit the impact of our business on the environment. ■

Our sustainability report can be found at www.sustainability.ups.com.



Governance

"We have become known to all who deal with us as people of integrity, and that priceless asset is more valuable than anything else we possess."

— JIM CASEY, UPS FOUNDER, 1955

Integrity has been and will continue to be the basis of all we do. It's embedded in our culture. Therefore, the concept of "corporate governance" is not new to UPS — running a fair, honest business is what we've done for decades. A complete description of our approach to governance is available at www.shareholder.com/ups/corpgov.cfm.

The Board of Directors is entrusted with overseeing corporate performance in an honest, diligent, and thorough manner. It is accountable to the shareowners, not to management. While governance practices may evolve and are reviewed regularly, the commitment to integrity in our dealings with all stakeholders never changes. ■

Worldwide recognition

The year 2004 brought more accolades, awards, and recognition for UPS. Some of the many awards bestowed last year include:

American Business Awards
Most Innovative Company (second consecutive year)

American Jewish Committee
National Human Relations Award

***Aviation Week and Space Technology* magazine**
Top Performing Airlines Ranking

BtoB Magazine
CoreBrand survey's Top 30 Most Valuable Brands

ComputerWorld magazine
Among 100 Best Places to Work in Information Technology

The Customer Respect Group
Number 1 for Online Customer Respect

***DiversityInc* magazine**
Among Top 50 Companies for Diversity and Top 10 Companies for Latinos

***Financial Times*/ PriceWaterHouseCoopers**
Number one on World's Most Respected Transport Companies survey

***Forbes* magazine**
Most Valuable Corporate Brands and Platinum 400 — the Best Big Companies in America list

***FORTUNE* magazine**
Among 50 Best Companies for Minorities (sixth consecutive year), America's Most Admired company in its industry (21st consecutive year), Blue-Ribbon company, FORTUNE 500, FORTUNE Global 500, World's Most Admired company in its industry (sixth consecutive year)

Gifts in Kind International
Light of Hope Award

Harris Interactive/ Reputation Institute
Number 2 among Top Corporate Reputation

Hispanic Magazine
Corporate 100, Top 25 Recruitment Programs, Top 25 Vendor Programs for Latinos

Illinois National Guard
UPS Supply Chain Solutions receives National Guard Team-Employer Recognition Award

***Inbound Logistics* magazine**
UPS Supply Chain Solutions receives Top 100 3PL Providers Award (second consecutive year)

***Industry Week* magazine**
UPS Package Flow Technologies among "Technologies of the Year — Notable Innovations"

***InformationWeek* magazine**
InformationWeek 500 list of innovative companies

Intermec
UPS Logistics Technologies wins 2003 North American Outstanding Partner Award

International Business Award
Best Marketing Organization for the "UPS Delivers Synchronized Commerce" campaign

National Retail Federation Foundation
The UPS Store included in Customer Service Excellence 2004: Exemplary Practices in Retail report

***Parcel Shipping & Distribution* Best Practice Survey**
Best-in-Class in Customer Service

United Way
Top in corporate donations in United States (fourth consecutive year)

Women's Business Enterprise National Council
"Elite Eleven" America's Top Corporations for Women Business Enterprises (fifth consecutive year)

UPS 2004 Board of Directors



Left to right: Ann M. Livermore, Victor A. Pelson, Lea N. Soupata, Gary E. MacDougal, Carol B. Tomé, John W. Thompson, Michael L. Eskew, Calvin Darden, James P. Kelly

**After many years of distinguished service, Calvin Darden retired, effective March 31, 2005. At the February 2005 Board meeting, John J. Beystehner was appointed to replace Cal on the Board.*

UPS Board of Directors

Calvin Darden*
Senior Vice President, UPS
Executive Committee
Director since 2001

Michael L. Eskew
Chairman and Chief Executive Officer, UPS
Chair, Executive Committee
Director since 1998

James P. Kelly
Former UPS Chairman and Chief Executive Officer
Director since 1991

Ann M. Livermore
Executive Vice President, Hewlett-Packard Company
Chair, Audit Committee
Nominating and Corporate Governance Committee
Director since 1997

Gary E. MacDougal
Former Chairman and Chief Executive Officer, Mark Controls Corporation
Chair, Nominating and Corporate Governance Committee
Compensation Committee
Director since 1973

Victor A. Pelson
Senior Advisor, UBS Securities LLC
Chair, Compensation Committee
Nominating and Corporate Governance Committee
Director since 1990

Lea N. Soupata
Senior Vice President, UPS
Executive Committee
Director since 1998

John W. Thompson
Chairman and Chief Executive Officer, Symantec Corporation
Audit Committee
Compensation Committee
Director since 2000

Carol B. Tomé
Chief Financial Officer, The Home Depot
Audit Committee
Director since 2003



UPS recognizes the contributions of Director Robert M. Teeter, who passed away in June 2004. Bob, who was President of Coldwater Corporation, provided dedicated service to the UPS Board since 1990. He will be remembered for his integrity and leadership, as well as the unique insights he brought to the Board.

After many years of dedicated service, Ken Lacy retired, and Chris Mahoney will retire effective March 31, 2005, from their positions on the Management Committee.

Management Committee

The committee is responsible for the day-to-day management of our business.

David Abney
Senior Vice President and
President, UPS International

David Barnes
Senior Vice President and
Chief Information Officer

John J. Beystehner
Senior Vice President,
Chief Operating Officer and
President, UPS Airlines

D. Scott Davis
Senior Vice President,
Chief Financial Officer,
and Treasurer

Michael L. Eskew
Chairman and
Chief Executive Officer

Allen E. Hill
Senior Vice President,
General Counsel, and
Corporate Secretary

Kurt Kuehn
Senior Vice President,
Worldwide Sales and
Marketing

John McDevitt
Senior Vice President,
Global Transportation Services

Lea N. Soupata
Senior Vice President,
Human Resources

Robert E. Stoffel
Senior Vice President,
UPS Supply Chain Group

James F. Winestock
Senior Vice President,
U.S. Operations

Senior Operations Management

George W. Brooks, Jr.
Southeast Region

Jovita Carranza
Air Operations

Wolfgang Flick
Europe Region

Stephen D. Flowers
Americas Region

Alan Gershenhorn
UPS Supply Chain Solutions

Myron A. Gray
North Central Region

Wayne C. Herring
East Central Region

Robert L. Lekites
UPS Airlines

Gerald R. Mattes
Pacific Region

Stephen R. Miele
Northeast Region

Rocky Romanella
UPS Supply Chain Solutions

Anthony Poselenzny
West Region

Kenneth A. Torok
Asia Pacific Region

Carolyn J. Walsh
Southwest Region

Selected financial data

The following table sets forth selected financial data for each of the five years in the period ended December 31, 2004 (amounts in millions, except per share amounts). This financial data should be read together with our consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other financial data appearing elsewhere in this report.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Selected Income Statement Data					
Revenue:					
U.S. domestic package	**$ 26,610**	$ 25,022	$ 23,924	$ 23,997	$ 24,002
International package	**6,762**	5,561	4,680	4,245	4,078
Non-package	**3,210**	2,902	2,668	2,079	1,418
Total revenue	**36,582**	33,485	31,272	30,321	29,498
Operating expenses:					
Compensation and benefits	**20,916**	19,328	17,940	17,397	16,546
Other	**10,677**	9,712	9,236	8,962	8,440
Total operating expenses	**31,593**	29,040	27,176	26,359	24,986
Operating profit (loss):					
U.S. domestic package	**3,345**	3,272	3,576	3,620	3,929
International package	**1,121**	709	322	125	277
Non-package	**523**	464	198	217	306
Total operating profit	**4,989**	4,445	4,096	3,962	4,512
Other income (expense):					
Investment income	**82**	18	63	159	527
Interest expense	**(149)**	(121)	(173)	(184)	(205)
Gain on redemption of long-term debt	**—**	28	—	—	—
Tax assessment	**—**	—	1,023	—	—
Income before income taxes	**4,922**	4,370	5,009	3,937	4,834
Income taxes	**(1,589)**	(1,472)	(1,755)	(1,512)	(1,900)
Cumulative effect of changes in accounting principles	**—**	—	(72)	(26)	—
Net income	**$ 3,333**	$ 2,898	$ 3,182	$ 2,399	$ 2,934
Per share amounts:					
Basic earnings per share	**$ 2.95**	$ 2.57	$ 2.84	$ 2.13	$ 2.54
Diluted earnings per share	**$ 2.93**	$ 2.55	$ 2.81	$ 2.10	$ 2.50
Dividends declared per share	**$ 1.12**	$ 0.92	$ 0.76	$ 0.76	$ 0.68
Weighted Average Shares Outstanding					
Basic	**1,129**	1,128	1,120	1,126	1,153
Diluted	**1,137**	1,138	1,134	1,144	1,175

	As of December 31,				
	2004	2003	2002	2001	2000
Selected Balance Sheet Data					
Working capital	**$ 6,122**	$ 4,335	$ 3,183	$ 2,811	$ 2,623
Long-term debt	**3,261**	3,149	3,495	4,648	2,981
Total assets	**33,026**	29,734	26,868	24,636	21,662
Shareowners' equity	**16,384**	14,852	12,455	10,248	9,735

Financial table of contents

Certifications

UPS has included as Exhibit 31 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer certifying the quality of UPS's public disclosure. In addition, the Chief Executive Officer certified to the New York Stock Exchange on June 28, 2004, that he was not aware of any violations by UPS of New York Stock Exchange corporate governance listing standards.

Management's discussion and analysis of financial condition and results of operations

Operations

The following tables set forth information showing the change in revenue, average daily package volume, and average revenue per piece, both in dollars or amounts and in percentage terms:

	Year Ended December 31,		Change	
Revenue (in millions):	**2004**	2003	$	%
U.S. domestic package:				
Next Day Air	**$ 6,040**	$ 5,580	$ 460	8.2%
Deferred	**3,161**	2,982	179	6.0
Ground	**17,409**	16,460	949	5.8
Total U.S. domestic package	**26,610**	25,022	1,588	6.3
International package:				
Domestic	**1,346**	1,134	212	18.7
Export	**4,944**	4,001	943	23.6
Cargo	**472**	426	46	10.8
Total International package	**6,762**	5,561	1,201	21.6
Non-package:				
UPS Supply Chain Solutions	**2,346**	2,126	220	10.3
Other	**864**	776	88	11.3
Total Non-package	**3,210**	2,902	308	10.6
Consolidated	**$ 36,582**	$ 33,485	$ 3,097	9.2%
Average Daily Package Volume (in thousands):			#	
U.S. domestic package:				
Next Day Air	**1,194**	1,185	9	0.8%
Deferred	**910**	918	(8)	(0.9)
Ground	**10,676**	10,268	408	4.0
Total U.S. domestic package	**12,780**	12,371	409	3.3
International package:				
Domestic	**815**	786	29	3.7
Export	**541**	481	60	12.5
Total International package	**1,356**	1,267	89	7.0
Consolidated	**14,136**	13,638	498	3.7%
Operating days in period	**254**	252		
Average Revenue Per Piece:			$	
U.S. domestic package:				
Next Day Air	**$ 19.92**	$ 18.69	$ 1.23	6.6%
Deferred	**13.68**	12.89	0.79	6.1
Ground	**6.42**	6.36	0.06	0.9
Total U.S. domestic package	**8.20**	8.03	0.17	2.1
International package:				
Domestic	**6.50**	5.73	0.77	13.4
Export	**35.98**	33.01	2.97	9.0
Total International package	**18.26**	16.08	2.18	13.6
Consolidated	**$ 9.16**	$ 8.77	$ 0.39	4.4%

Revenue (in millions):	Year Ended December 31, 2003	2002	Change $	%
U.S. domestic package:				
Next Day Air	**$ 5,580**	$ 5,349	$ 231	4.3%
Deferred	**2,982**	2,868	114	4.0
Ground	**16,460**	15,707	753	4.8
Total U.S. domestic package	**25,022**	23,924	1,098	4.6
International package:				
Domestic	**1,134**	943	191	20.3
Export	**4,001**	3,276	725	22.1
Cargo	**426**	461	(35)	(7.6)
Total International package	**5,561**	4,680	881	18.8
Non-package:				
UPS Supply Chain Solutions	**2,126**	1,969	157	8.0
Other	**776**	699	77	11.0
Total Non-package	**2,902**	2,668	234	8.8
Consolidated	**$ 33,485**	$ 31,272	$ 2,213	7.1%
Average Daily Package Volume (in thousands):			#	
U.S. domestic package:				
Next Day Air	**1,185**	1,111	74	6.7%
Deferred	**918**	895	23	2.6
Ground	**10,268**	10,112	156	1.5
Total U.S. domestic package	**12,371**	12,118	253	2.1
International package:				
Domestic	**786**	779	7	0.9
Export	**481**	443	38	8.6
Total International package	**1,267**	1,222	45	3.7
Consolidated	**13,638**	13,340	298	2.2%
Operating days in period	**252**	252		
Average Revenue Per Piece:			$	
U.S. domestic package:				
Next Day Air	**$ 18.69**	$ 19.11	$ (0.42)	(2.2)%
Deferred	**12.89**	12.72	0.17	1.3
Ground	**6.36**	6.16	0.20	3.2
Total U.S. domestic package	**8.03**	7.83	0.20	2.6
International package:				
Domestic	**5.73**	4.80	0.93	19.4
Export	**33.01**	29.35	3.66	12.5
Total International package	**16.08**	13.70	2.38	17.4
Consolidated	**$ 8.77**	$ 8.37	$ 0.40	4.8%

Management's discussion and analysis of financial condition and results of operations

Operating Profit

The following tables set forth information showing the change in operating profit, both in dollars (in millions) and in percentage terms:

	Year Ended December 31,		Change	
	2004	2003	$	%
Operating Segment				
U.S. domestic package	**$ 3,345**	$ 3,272	$ 73	2.2%
International package	**1,121**	709	412	58.1
Non-package	**523**	464	59	12.7
Consolidated Operating Profit	**$ 4,989**	$ 4,445	$ 544	12.2%

	Year Ended December 31,		Change	
	2003	2002	$	%
Operating Segment				
U.S. domestic package	$ 3,272	$ 3,576	$ (304)	(8.5)%
International package	709	322	387	120.2
Non-package	464	198	266	134.3
Consolidated Operating Profit	$ 4,445	$ 4,096	$ 349	8.5%

U.S. Domestic Package Operations

2004 compared to 2003

U.S. domestic package revenue increased $1.588 billion, or 6.3%, for the year, which resulted from a 3.3% increase in average daily package volume and a 2.1% increase in revenue per piece. Ground volume increased 4.0% during the year, driven in part by the improving U.S. economy, and reflects growth in both commercial and residential deliveries. Ground volume increased 4.8% during the first nine months of the year, but slowed to 1.5% during the fourth quarter. Total Next Day Air volume (up 0.8%) and total deferred volume (down 0.9%) were both significantly affected by declines in letter volume, but offset by an increase in Next Day Air package volume. The 2004 decline in Next Day Air and deferred letter volume is largely due to the slowdown in mortgage refinancing, which was notably strong in 2003.

Ground revenue per piece increased 0.9% for the year primarily due to the impact of a rate increase that took effect in 2004, but growth was adversely impacted by approximately 220 basis points due to the removal of the fuel surcharge on ground products, as discussed below. Next Day Air revenue per piece increased 6.6%, while deferred revenue per piece increased 6.1%, primarily due to the shift in product mix from letters to packages, the rate increase, and the modified fuel surcharge on domestic air products.

On January 5, 2004, a rate increase took effect which was in line with previous years' rate increases. We increased rates for standard ground shipments an average of 1.9% for commercial deliveries. The ground residential surcharge increased $0.25 to $1.40 over the commercial ground rate. An additional delivery area surcharge of $1.00 was implemented for commercial deliveries in certain ZIP codes. Rates for UPS Hundredweight increased 5.9%. In addition, we increased rates for UPS Next Day Air an average of 2.9% and increased rates for deferred services by 2.9%.

In addition, we discontinued the fuel surcharge on ground products, while we began to apply a new indexed surcharge to domestic air products. This indexed fuel surcharge for the domestic air products is based on the U.S. Energy Department's Gulf Coast spot price for a gallon of kerosene-type jet fuel. Based on published rates, the average fuel surcharge applied to our air products during 2004 was 7.07%, compared with the average surcharge of 1.47% applied to both air and ground products in 2003, resulting in an increase in domestic fuel surcharge revenue of $290 million during the year.

U.S. domestic package operating profit increased $73 million, or 2.2%, primarily due to the increase in volume and revenue growth discussed previously, but somewhat offset by increased aircraft impairment charges ($91 million in 2004 compared to $69 million in 2003) and a $63 million pension charge related to the consolidation of data systems used to collect and accumulate plan participant data.

2003 compared to 2002

U.S. domestic package revenue increased $1.098 billion, or 4.6%, for the year, which was driven by a 2.1% increase in average daily package volume and a 2.6% increase in revenue per piece. Ground volume increased by 1.5% in 2003, reversing a 2.0% decline in 2002, reflecting the improving U.S. economy and the impact that labor negotiations had on lowering volume during portions of 2002. The volume for our UPS Next Day Air products increased by 6.7% during the year, driven by double-digit growth in overnight letters which was influenced by the strength in mortgage refinancing activity during 2003. The increase in U.S. domestic average daily package volume was more significant in the latter half of the year. In the third and fourth quarters of 2003, total U.S. domestic average daily package volume increased 3.2% and 4.9%, respectively.

The overall improvement in revenue per piece was primarily due to the rate increase that became effective in January 2003, with some additional benefit from the fuel surcharge as described below. The decline in revenue per piece for the Next Day Air products, and the relatively smaller increase for the deferred products, was primarily due to the relatively higher growth in letter volume compared with the growth in package volume for these products.

On January 6, 2003, we increased rates for standard ground shipments an average of 3.9% for commercial deliveries. The ground residential surcharge increased $0.05 to $1.15 over the commercial ground rate. The additional delivery area surcharge added to residential deliveries in certain ZIP codes increased $0.25 to $1.75. Rates for UPS Hundredweight increased 5.9%. In addition, we increased rates for UPS Next Day Air an average of 3.4% and increased rates for deferred services by 4.5%.

During 2003, the index-based fuel surcharge reset on a monthly basis and was based on the National U.S. Average On-Highway Diesel Fuel Prices as reported by the U.S. Department of Energy. Based on published rates, the average fuel surcharge increased to 1.47% in 2003 from 0.78% in 2002, resulting in an increase in fuel surcharge revenue of $144 million. Effective in 2004, we discontinued the fuel surcharge on ground service, while an indexed surcharge was applied to our Next Day Air and deferred products. This indexed fuel surcharge for the domestic air products was based on the U.S. Energy Department's Gulf Coast spot price for a gallon of kerosene-type jet fuel.

U.S. domestic package operating profit declined $304 million, or 8.5%, primarily due to the slow volume and revenue growth combined with an increase in operating expenses (discussed further below under the section titled "Operating Expenses and Operating Margin"). U.S. domestic package operating profit increased 2.0% in the third quarter and decreased by 9.4% in the fourth quarter. In the fourth quarter of 2002, U.S. domestic package operating profit benefited from a $175 million credit due to a change in our vacation policy for non-union employees.

International Package Operations

2004 compared to 2003

International package revenue improved $1.201 billion, or 21.6%, for the year primarily due to the 12.5% volume growth for our export products and strong revenue per piece improvements. Revenue increased $295 million during the year due to currency fluctuations. Revenue growth was also impacted by the change to our fuel surcharge (discussed below) as well as rate changes, which vary by geographical market and occur throughout the year. Rates for international shipments originating in the United States (Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard service) increased an average of 3.5%.

In January 2004, changes were made to the calculation of our fuel surcharge on international products (including U.S. export products). The surcharge is now indexed to fuel prices in our different international regions, depending on where the shipment takes place. The current surcharge is only applied to our international express products, while the previous surcharge was applied to all international products. These changes, along with higher fuel prices, had the effect of increasing international package revenue by $231 million during the year.

We experienced double-digit export volume growth in each region throughout the world, with the Asia-Pacific region leading with 24% export volume growth, including a 101% increase in China export volume. Export volume continues to benefit from our expanding international network, such as the six additional flights to Shanghai, China that were added in the fourth quarter. European export volume grew in excess of 10%, and was positively influenced by the addition of 10 countries to the European Union. Non-U.S. domestic volume increased 3.7% for the year, and primarily reflects improvements in our European and Canadian domestic delivery businesses.

Export revenue per piece increased 9.0% for the year (3.1% currency-adjusted), benefiting from rate increases and the impact of the fuel surcharge. In total, international average daily package volume increased 7.0% and average revenue per piece increased 13.6% (6.7% currency-adjusted).

The improvement in operating profit for our international package operations was $412 million, or 58.1%, for the year, $54 million of which was due to favorable currency fluctuations. This increase in operating profit was primarily due to the strong export volume growth and revenue per piece increases described previously, and a strong increase in operating margin through better network utilization. International operating profit was adversely affected by aircraft impairment charges of $19 million in 2004, compared to a $6 million charge in 2003.

2003 compared to 2002

International package revenue improved $881 million, or 18.8%, for the year due primarily to the 8.6% volume growth for our export products and strong revenue per piece improvements, a portion of which can be attributed to the impact of currency. Revenue increased $443 million during the year due to currency fluctuations. Export volume increased throughout the world, with Asia-Pacific, Canada, and the Americas showing double-digit export volume growth, and U.S. and European export volume increasing slightly over 6%. European export volume growth was adversely impacted by the strength of the Euro and the weak European economy. Domestic volume increased 0.9% for the year, reversing a 3.2% decline from the previous year, which was also negatively affected by the weak European economy.

Export revenue per piece increased 12.5% for the year (3.3% currency-adjusted), due to improvements in product mix and continued focus on yield management. In total, international average daily package volume increased 3.7% and average revenue per piece increased 17.4% (6.2% currency-adjusted). The 7.6% decline in cargo revenue during the year was largely due to a reduction of flights in our air network in the Americas.

Rates for international shipments originating in the United States (UPS Worldwide Express, UPS Worldwide Express Plus, UPS Worldwide Expedited and UPS Standard service) increased an average of 3.9%. Rate changes for shipments originating outside the United States generally are made throughout the year and vary by geographic market.

The improvement in operating profit for our international package operations was $387 million for the year, $117 million of which was due to favorable currency fluctuations. This increase in operating profit was primarily due to the strong export volume growth and revenue per piece increases described previously. In 2002, international operating profit benefited from an $11 million credit to operating expense as a result of a change in our vacation policy for non-union employees.

Non-Package Operations

2004 compared to 2003

Non-package revenue increased $308 million, or 10.6%, for the year. UPS Supply Chain Solutions increased revenue by 10.3% during the year, with strong growth in our air and ground freight forwarding businesses, as well as our logistics business. Favorable currency fluctuations provided $73 million of the increase in revenue for the year. The remainder of our non-package operations, which includes Mail Boxes Etc. (the franchisor of Mail Boxes Etc. and The UPS Store), UPS Capital, our mail and consulting services, and our excess value package insurance business, increased revenue by 11.3% for the year, largely due to strong double-digit franchise and royalty revenue growth at Mail Boxes Etc. resulting from an expanding store base, as well as higher excess value insurance revenue. Menlo Worldwide Forwarding, which was acquired in December 2004, added $33 million in revenue.

Non-package operating profit increased $59 million, or 12.7%, for the year, primarily due to improved results from our UPS Capital, mail services, and excess value insurance business. Mail Boxes Etc. experienced strong profit growth, due to the increased franchise and royalty revenue noted previously. Non-package operating profit includes $112 million (compared to $114 million in 2003) of intersegment profit for the year, with a corresponding amount of operating expense, which reduces operating profit, in the U.S. domestic package segment.

During the second quarter of 2003, we sold our Mail Technologies business unit in a transaction that increased net income by $14 million, or $0.01 per diluted share. The gain consisted of a pre-tax loss of $24 million recorded in other operating expenses within the non-package segment, and a tax benefit of $38 million recognized in conjunction with the sale. The tax benefit exceeded the pre-tax loss from this sale primarily because the goodwill impairment charge we previously recorded for the Mail Technologies business unit was not deductible for income tax purposes. Consequently, our tax basis was greater than our book basis, thus producing the tax benefit described above.

During the third quarter of 2003, we sold our Aviation Technologies business unit and recognized a pre-tax gain of $24 million ($15 million after-tax, or $0.01 per diluted share), which is recorded in other operating expenses within the non-package segment. The operating results of both the Mail Technologies unit and the Aviation Technologies unit were previously included in our non-package segment, and were not material to our consolidated operating results in any of the periods presented.

2003 compared to 2002

Non-package revenue increased $234 million, or 8.8%, for the year. UPS Supply Chain Solutions increased revenue by 8.0% during the year. This increase was due to growth in our supply chain management and other logistics businesses, with international revenues growing faster than in the United States, partially as a result of favorable currency fluctuations. Favorable currency fluctuations accounted for $74 million of the increase in revenue. Freight forwarding revenue increased at a slower rate, which was influenced by global economic conditions and increased air revenue in 2002 as a result of the work disruption at U.S. west coast ports. The remainder of our non-package operations, which includes Mail Boxes Etc. (the franchisor of Mail Boxes Etc. and The UPS Store), UPS Capital, our mail and consulting services, and our excess value package insurance business, increased revenue by 11.0% for the year, primarily due to increased franchise revenue at Mail Boxes Etc. and improvements from our Mail Innovations unit.

Non-package operating profit increased $266 million, or 134.3%, for the year. This increase was primarily due to higher operating profit from our Supply Chain Solutions unit, which was driven by the increase in revenue as well as the cost savings produced by our integration and restructuring program. Non-package operating profit in 2002 was reduced by the $106 million restructuring charge and related expenses, and was increased by $11 million due to the change in our vacation policy for non-union employees. Non-package operating profit includes $114 million (compared to $112 million in 2002) of intersegment profit, with a corresponding amount of operating expense, which reduces operating profit, in the U.S. domestic package segment.

Operating Expenses and Operating Margin

2004 compared to 2003

Consolidated operating expenses increased by $2.553 billion, or 8.8%, for the year, $311 million of which was due to currency fluctuations in our international package and non-package segments. Compensation and benefits increased by $1.588 billion, or 8.2%, for the year, largely due to increased payroll costs, increased health and welfare expense, and higher pension expense for our union pension plans. Stock-based compensation expense increased $167 million, or 23.2%, during the year, primarily as a result of increased management incentive awards expense and adopting the measurement provisions of FAS 123 prospectively beginning with 2003 stock-based compensation awards.

Other operating expenses increased by $965 million, or 9.9%, for the year, largely due to a 34.9% increase in fuel expense and a 12.6% increase in purchased transportation, but were somewhat offset by a decline in depreciation and amortization expense. The increase in fuel expense was primarily due to higher prices for Jet-A, diesel, and unleaded gasoline, in addition to somewhat higher fuel usage and lower hedging gains. The increase in purchased transportation expense was influenced by the impact of currency, higher fuel prices, and volume growth in our international package business. The decline in depreciation and amortization for the year was impacted by lower depreciation expense on aircraft engines, largely due to the retirement of some older aircraft. The increase in repairs and maintenance expense was affected by increased expense on vehicle parts and airframe and engine maintenance. The increase in other occupancy expense was largely related to higher rent expense, but somewhat offset by lower real estate taxes. The increase in other expenses was affected by the $110 million impairment of aircraft, engines, and parts, as well as the $63 million pension charge discussed previously, in addition to higher advertising costs.

Our consolidated operating margin, defined as operating profit as a percentage of revenue, increased in 2004 compared with 2003. The operating margins for our three business segments were as follows:

	Year Ended December 31, 2004	2003	2002
Operating Segment			
U.S. domestic package	**12.6%**	13.1%	14.9%
International package	**16.6%**	12.7%	6.9%
Non-package	**16.3%**	16.0%	7.4%
Consolidated	**13.6%**	13.3%	13.1%

2003 compared to 2002

Consolidated operating expenses increased by $1.864 billion, or 6.9%, for the year, $398 million of which was due to currency fluctuations in our international package and non-package segments. Compensation and benefits increased by $1.388 billion, or 7.7%, for the year, primarily due to increased health and welfare benefit costs and higher pension expense. Stock-based compensation expense totaled $724 million in 2003, a 14.0% increase over 2002, primarily as a result of increased management incentive awards expense and adopting the measurement provisions of FAS 123 for 2003 stock-based compensation awards.

Other operating expenses increased by $476 million, or 5.2%, for the year, largely due to a 12.3% increase in occupancy costs, a 10.3% increase in fuel expense, and smaller increases in purchased transportation, repairs and maintenance, and depreciation and amortization. Other operating expenses in 2002 were affected by the $106 million restructuring charge and related expenses incurred in the integration of our Freight Services and Logistics Group operations into our UPS Supply Chain Solutions unit. The growth in other occupancy expense was impacted by higher rent expense on buildings and facilities, higher real estate taxes, and weather-related increases in natural gas and utilities expense. The fuel expense increase was due to higher fuel prices in 2003, somewhat offset by hedging gains and lower fuel usage. The increase in purchased transportation expense was influenced by the impact of currency and growth in our international package and Supply Chain Solutions businesses. The growth in depreciation and amortization reflects the addition of new aircraft, the completion of facilities projects (including UPS Worldport), and increased amortization of capitalized software. The increase in repairs and maintenance was primarily due to higher vehicle, aircraft, and equipment maintenance expense.

The increase in other expenses was primarily due to a $75 million impairment charge recorded in the fourth quarter of 2003, resulting from an impairment evaluation performed when we permanently removed a number of Boeing 727 and DC-8 aircraft from service.

Management's discussion and analysis of financial condition and results of operations

Investment Income/Interest Expense

2004 compared to 2003

Investment income increased by $64 million during the year, primarily due to a $58 million impairment charge recognized during 2003. We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. During the first quarter of 2003, after considering the continued decline in the U.S. equity markets, we recognized an impairment charge of $58 million, primarily related to our investment in S&P 500 equity portfolios. Investment income also increased in 2004 due to higher interest rates earned on cash balances, but was somewhat offset by increased equity-method losses on certain investment partnerships.

The $28 million increase in interest expense during 2004 was primarily due to the impact of higher interest rates on variable rate debt and certain interest rate swaps, as well as the impact of currency exchange rates and imputed interest expense associated with certain investment partnerships. The impact of higher interest rates was somewhat offset by lower average debt balances outstanding in 2004 compared to 2003.

In December 2003, we redeemed $300 million in cash-settled convertible senior notes at a price of 102.703, and also terminated the swap transaction associated with the notes. The redemption amount paid was lower than the amount recorded for the fair value of the notes at the time of redemption, which, along with the cash settlement received on the swap, resulted in a $28 million non-operating gain recorded in 2003 results.

2003 compared to 2002

The decrease in investment income of $45 million in 2003 is primarily due to the $58 million impairment charge recognized during the first quarter of 2003. The $52 million decline in interest expense in 2003 was primarily the result of lower commercial paper balances outstanding, lower interest rates on variable rate debt, and lower floating rates on interest rate swaps.

Net Income and Earnings Per Share

2004 compared to 2003

2004 net income was $3.333 billion, a 15.0% increase from the $2.898 billion in 2003, resulting in an increase in diluted earnings per share to $2.93 in 2004 from $2.55 in 2003. Net income in 2004 was adversely impacted by a $70 million after-tax impairment charge ($0.06 per diluted share) on Boeing 727, 747, and McDonnell Douglas DC-8 aircraft, engines, and parts, as well as a $40 million after-tax charge ($0.04 per diluted share) to pension expense resulting from the consolidation of data systems used to collect and accumulate plan participant data. Net income was positively impacted by credits to income tax expense totaling $142 million ($0.13 per diluted share) related to various items, including the resolution of certain tax matters, the removal of a portion of the valuation allowance on certain deferred tax assets on net operating loss carryforwards, and an adjustment for identified tax contingency items.

Net income in 2003 was favorably impacted by the $14 million after-tax gain ($0.01 per diluted share) on the sale of Mail Technologies, the $15 million after-tax gain ($0.01 per diluted share) on the sale of Aviation Technologies, and the $18 million after-tax gain ($0.02 per diluted share) recognized upon redemption of our $300 million cash-settled senior convertible notes. Net income in 2003 was adversely impacted by the $37 million after-tax investment impairment charge ($0.03 per diluted share) described previously. Net income in 2003 was also favorably impacted by reductions in income tax expense of $116 million ($0.10 per diluted share) due to the resolution of various tax issues with the IRS, a favorable court ruling on the tax treatment of jet engine maintenance costs, and a lower effective state tax rate.

2003 compared to 2002

Net income for 2003 was $2.898 billion, a decrease of $284 million from the $3.182 billion achieved in 2002, resulting in a decrease in diluted earnings per share to $2.55 in 2003 from $2.81 in 2002. Net income in 2003 was affected by the items noted above. Net income in 2002 was favorably impacted by a $776 million after-tax ($0.68 per diluted share) benefit resulting from the reversal of a portion of the previously established tax assessment liability, and by $121 million after-tax ($0.11 per diluted share) from the credit to expense as a result of the change in our vacation policy for non-union employees. Net income in 2002 was adversely impacted by $65 million after-tax ($0.06 per diluted share) due to the restructuring charge and related expenses and by $72 million after-tax ($0.06 per diluted share) due to the FAS 142 cumulative expense adjustment.

Liquidity and Capital Resources

Net Cash From Operating Activities

Net cash provided by operating activities was $5.331, $4.576, and $5.688 billion in 2004, 2003 and 2002, respectively. The increase in 2004 operating cash flows compared with 2003 was primarily due to higher net income, decreased pension and retirement plan fundings, and cash received upon the resolution of various tax matters. In 2004, we funded $450 million to our pension plans as compared to $1.136 billion in 2003. As discussed in Note 5 to the consolidated financial statements, projected pension contributions to plan trusts in 2005 are approximately $723 million. In 2004, we received $610 million from our previously disclosed settlement with the Internal Revenue Service (IRS) primarily on tax matters related to excess value package insurance for tax years 1983-84 and 1991-98 (see "Contingencies" section below). As of December 31, 2004, we had a $371 million receivable recorded for the settlement related to tax years 1985-90.

On October 28, 2004, we announced a rate increase and a change in the fuel surcharge that will take effect on January 3, 2005. We increased rates 2.9% on UPS Next Day Air, UPS 2nd Day Air, UPS 3 Day Select, and UPS Ground. We also increased rates 2.9% for international shipments originating in the United States (Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard service). Other pricing changes include an increase of $0.25 for delivery area surcharge on both residential and commercial services to certain ZIP codes. The residential surcharge will increase $0.10 for UPS Ground services and $0.35 for UPS Next Day Air, UPS 2nd Day Air and UPS 3 Day Select. These rate changes are customary, and are consistent with previous years' rate increases. Additionally, in January 2005 we will modify the fuel surcharge on domestic and international air services by setting a maximum cap of 9.5%. A fuel surcharge of 2% will be applied to UPS Ground services that will fluctuate after January 2005 based on the U.S. Energy Department's On-Highway Diesel Fuel Price. Rate changes for shipments originating outside the U.S. were made throughout the past year and varied by geographic market.

Net Cash Used In Investing Activities

Net cash used in investing activities was $3.638, $2.742, and $3.281 billion in 2004, 2003 and 2002, respectively. The primary reason for the increased cash used in investing activities has been the increasing net purchases of marketable securities, due to the excess of cash generated over our capital investment needs. The increase in funds used for business acquisitions is primarily due to the Menlo Worldwide Forwarding and UPS Yamato Express Co. acquisitions in 2004 (see Note 7 to the consolidated financial statements). The cash generated from finance receivables was primarily due to principal payments on finance receivables and sales of portions of our portfolio, primarily in the receivable factoring business.

Capital expenditures represent a primary use of cash in investing activities, as follows (in millions):

	2004	2003	2002
Buildings and facilities	$ 547	$ 451	$ 528
Aircraft and parts	829	1,019	638
Vehicles	393	161	41
Information technology	358	316	451
Total	$ 2,127	$ 1,947	$ 1,658

As described in the "Commitments" section below, we have commitments for the purchase of aircraft, vehicles, equipment and other fixed assets to provide for the replacement of existing capacity and anticipated future growth. We fund our capital expenditures with our cash from operations.

Net Cash Used In Financing Activities

Net cash used in financing activities was $2.014, $2.110 and $2.090 billion in 2004, 2003 and 2002, respectively. Our primary use of cash in financing activities has been to repurchase stock, pay dividends, and repay long-term debt. In October 2004, a total of $2.0 billion was authorized for share repurchases as part of our continuing share repurchase program. As of December 31, 2004, $1.817 billion of this authorization was available for future share repurchases. We repurchased a total of $1.310 billion of common stock in 2004.

We increased our cash dividends per share to $1.12 in 2004 from $0.92 in 2003, resulting in an increase in total cash dividends paid to $1.208 billion from $956 million. The declaration of dividends is subject to the discretion of the Board of Directors and will depend on various factors, including our net income, financial condition, cash requirements, future prospects, and other relevant factors. We expect to continue the practice of paying regular cash dividends. In February 2005, the Board of Directors declared a $0.33 per share dividend, which represents a 17.9% increase over the $0.28 previous quarterly dividend. The dividend is payable on March 9, 2005 to shareowners of record on February 22, 2005.

During 2004, we repaid $468 million in debt, primarily consisting of $264 million in commercial paper, $56 million in redemptions of UPS Notes, $57 million in scheduled principal payments on capital lease obligations, and $60 million for the redemption of our Singapore Dollar notes issue. Issuances of debt primarily consisted of $735 million in commercial paper and $41 million in UPS Notes. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

Sources of Credit

We maintain two commercial paper programs under which we are authorized to borrow up to $7.0 billion. Approximately $1.015 billion was outstanding under these programs as of December 31, 2004, with an average interest rate of 2.10%. The entire balance outstanding has been classified as a current liability in our balance sheet. In addition, we maintain an extendable commercial notes program under which we are authorized to borrow up to $500 million. No amounts were outstanding under this program at December 31, 2004.

We maintain two credit agreements with a consortium of banks. These agreements provide revolving credit facilities of $1.0 billion each, with one expiring on April 21, 2005 and the other on April 24, 2008. Interest on any amounts we borrow under these facilities would be charged at 90-day LIBOR plus 15 basis points. There were no borrowings under either of these agreements as of December 31, 2004.

Management's discussion and analysis of financial condition and results of operations

In August 2003, we filed a $2.0 billion shelf registration statement under which we may issue debt securities in the United States. There was approximately $126 million issued under this shelf registration statement at December 31, 2004, all of which consists of issuances under our UPS Notes program.

Our existing debt instruments and credit facilities do not have cross-default or ratings triggers, however these debt instruments and credit facilities do subject us to certain financial covenants. These covenants generally require us to maintain a $3.0 billion minimum net worth and limit the amount of secured indebtedness available to the company. These covenants are not considered material to the overall financial condition of the company, and all covenant tests were passed as of December 31, 2004.

Commitments

We have contractual obligations and commitments in the form of operating leases, capital leases, debt obligations and purchase commitments. We intend to satisfy these obligations through the use of cash flow from operations. The following table summarizes our contractual obligations and commitments as of December 31, 2004 (in millions):

Year	Capitalized Leases	Operating Leases	Debt Principal	Purchase Commitments
2005	$ 97	$ 370	$ 1,110	$ 1,012
2006	70	327	6	488
2007	121	242	—	223
2008	132	169	27	274
2009	76	128	84	637
After 2009	62	590	2,777	1,129
Total	$ 558	$ 1,826	$ 4,004	$ 3,763

In December 2004, we amended our existing aircraft purchase agreement with Airbus Industries. The amended agreement will reduce Airbus A300-600 aircraft on order from 50 to 13, and the number of options on this aircraft from 37 to zero. These 13 aircraft remaining on order will be delivered to UPS by July 2006. Additionally, we placed a firm order for 10 Airbus A380 freighter aircraft, and obtained options to purchase 10 additional A380 aircraft. The Airbus A380 aircraft will be delivered to UPS between 2009 and 2012. The purchase commitments information above reflects the amended agreement.

In January 2005, we also announced an agreement to purchase an additional 11 Boeing MD-11 pre-owned aircraft. These aircraft will be delivered to UPS between 2005 and 2007.

We believe that funds from operations and borrowing programs will provide adequate sources of liquidity and capital resources to meet our expected long-term needs for the operation of our business, including anticipated capital expenditures, such as commitments for aircraft purchases, for the foreseeable future.

Contingencies

On August 9, 1999 the United States Tax Court held that we were liable for tax on income of Overseas Partners Ltd., a Bermuda company that had reinsured excess value ("EV") insurance purchased by our customers beginning in 1984, and that we were liable for additional tax for the 1983 and 1984 tax years. The IRS took similar positions to those advanced in the Tax Court decision for tax years subsequent to 1984 through 1998. On June 20, 2001, the U.S. Court of Appeals for the Eleventh Circuit ruled in our favor and reversed the Tax Court decision. In January 2003, we and the IRS finalized settlement of all outstanding tax issues related to EV package insurance. Under the terms of settlement, we agreed to adjustments that will result in income tax due of approximately $562 million, additions to tax of $60 million and related interest. The amount due to the IRS as a result of the settlement is less than amounts we previously had accrued. As a result, we recorded income, before taxes, of $1.023 billion ($776 million after tax) during the fourth quarter of 2002. In the first quarter of 2004, we received a refund of $185 million pertaining to the 1983 and 1984 tax years.

The IRS had proposed adjustments, unrelated to the EV package insurance matters discussed above, regarding the allowance of deductions and certain losses, the characterization of expenses as capital rather than ordinary, the treatment of certain income, and our entitlement to tax credits in the 1985 through 1998 tax years. In the third quarter of 2004, we settled all outstanding issues related to each of the tax years 1991 through 1998. In the fourth quarter of 2004, we received a refund of $425 million pertaining to the 1991 through 1998 tax years. We expect to receive the $371 million of refunds related to the 1985 through 1990 tax years within the next six months.

The IRS may take similar positions with respect to some of the non-EV package insurance matters for each of the years 1999 through 2004. If challenged, we expect that we will prevail on substantially all of these issues. Specifically, we believe that our practice of expensing the items that the IRS alleges should have been capitalized is consistent with the practices of other industry participants. We believe that the eventual resolution of these issues will not have a material adverse effect on our financial condition, results of operations or liquidity.

We were named as a defendant in twenty-three now-dismissed lawsuits that sought to hold us liable for the collection of premiums for EV insurance in connection with package shipments since 1984. Based on state and federal tort, contract and statutory claims, these cases generally claimed that we failed to remit collected EV premiums to an independent insurer; we failed to provide promised EV insurance; we acted as an insurer without complying with state insurance laws and regulations; and the price for EV insurance was excessive. These actions were all filed after the August 9, 1999 U.S. Tax Court decision, discussed above, which the U.S. Court of Appeals for the Eleventh Circuit later reversed.

These twenty-three cases were consolidated for pre-trial purposes in a multi-district litigation proceeding ("MDL Proceeding") in federal court in New York. In addition to the cases in which UPS was named as a defendant, there also was an action, Smith v. Mail Boxes Etc., against Mail Boxes Etc. and its franchisees relating to UPS EV insurance and related services purchased through Mail Boxes Etc. centers. That case also was consolidated into the MDL Proceeding.

In late 2003, the parties reached a global settlement resolving all claims and all cases in the MDL proceeding. In reaching the settlement, we and the other defendants expressly denied any and all liability. On July 30, 2004, the court issued an order granting final approval to the substantive terms of the settlement. No appeals were filed and the settlement became effective on September 8, 2004.

Pursuant to the settlement, UPS has provided qualifying settlement class members with vouchers toward the purchase of specified UPS services and will pay the plaintiffs' attorneys' fees, the total amount of which still remains to be determined by the court. Other defendants have contributed to the costs of the settlement, including the attorneys' fees. The ultimate cost to us of the proposed settlement will depend on a number of factors, including how many vouchers settlement class members actually use. We do not believe that this proposed settlement will have a material effect on our financial condition, results of operations, or liquidity.

We are a defendant in a number of lawsuits filed in state courts containing various class-action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which has been certified as a class action in California state court, plaintiffs allege that they improperly were denied overtime, penalties for missed meal and rest periods, interest and attorneys' fees. Plaintiffs purport to represent a class of 1,200 full-time supervisors.

We have denied any liability with respect to these claims and intend to vigorously defend ourselves in these cases. At this time, we have not determined the amount of any liability that may result from these matters or whether such liability, if any, would have a material adverse effect on our financial condition, results of operations, or liquidity.

In addition, we are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations, or liquidity.

We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on our financial condition, results of operations, or cash flows could result from our participation in these plans.

Due to the events of September 11, 2001, increased security requirements for air carriers may be forthcoming; however, we do not anticipate that such measures will have a material adverse effect on our financial condition, results of operations, or liquidity. In addition, our insurance premiums have risen and we have taken several actions, including self-insuring certain risks, to mitigate the expense increase.

As of December 31, 2004, we had approximately 229,000 employees employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). These agreements run through July 31, 2008. The majority of our pilots are employed under a collective bargaining agreement with the Independent Pilots Association, which became amendable January 1, 2004. Negotiations are ongoing with the assistance of the National Mediation Board. Our airline mechanics are covered by a collective bargaining agreement with Teamsters Local 2727, which becomes amendable on November 1, 2006. In addition, the majority of our ground mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers. These agreements run through July 31, 2009.

Market Risk

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates, and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we utilize a variety of foreign exchange, interest rate, equity and commodity forward contracts, options, and swaps.

The following analysis provides quantitative information regarding our exposure to commodity price risk, foreign currency exchange risk, interest rate risk, and equity price risk. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves, and commodity and equity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts. There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

A discussion of our accounting policies for derivative instruments and further disclosures are provided in Note 16 to the consolidated financial statements.

Commodity Price Risk

We are exposed to an increase in the prices of refined fuels, principally jet-A, diesel, and unleaded gasoline, which are used in the transportation of packages. Additionally, we are exposed to an increase in the prices of other energy products, primarily natural gas and electricity, used in our operating facilities throughout the world. We use a combination of options, swaps, and futures contracts to provide some protection from rising fuel and energy prices. These derivative instruments generally cover forecasted fuel and energy consumption for periods of one to three years. The net fair value of such contracts subject to price risk, excluding the underlying exposures, as of December 31, 2004 and 2003 was an asset of $101 and $30 million, respectively. The potential loss in the fair value of these derivative contracts, assuming a hypothetical 10% change in the underlying commodity price, would be approximately $32 and $17 million at December 31, 2004 and 2003, respectively. This amount excludes the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue, operating expenses, and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities, and cash flows. Our most significant foreign currency exposures relate to the Euro, the British Pound Sterling and the Canadian Dollar. We use a combination of purchased and written options and forward contracts to hedge cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exposures for periods up to one year. As of December 31, 2004 and 2003, the net fair value of the hedging instruments described above was a liability of $(28) and $(48) million, respectively. The potential loss in fair value for such instruments from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $117 and $97 million at December 31, 2004 and 2003, respectively. This sensitivity analysis assumes a parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in a parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in a foreign currency.

Interest Rate Risk

As described in Note 8 to the consolidated financial statements, we have issued debt instruments, including debt associated with capital leases, that accrue expense at fixed and floating rates of interest. We use a combination of derivative instruments, including interest rate swaps and cross-currency interest rate swaps, as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. These swaps are generally entered into concurrently with the issuance of the debt that they are intended to modify, and the notional amount, interest payment, and maturity dates of the swaps match the terms of the associated debt.

Our floating rate debt and interest rate swaps subject us to risk resulting from changes in short-term (primarily LIBOR) interest rates. The potential change in annual interest expense resulting from a hypothetical 100 basis point change in short-term interest rates applied to our floating rate debt and swap instruments at December 31, 2004 and 2003 would be approximately $29 and $25 million, respectively.

As described in Note 1 and Note 2 to the consolidated financial statements, we have certain investments in debt, auction rate, and preferred securities that accrue income at variable rates of interest. The potential change in annual investment income resulting from a hypothetical 100 basis point change in interest rates applied to our investments exposed to variable interest rates at December 31, 2004 and 2003 would be approximately $45 and $31 million, respectively.

Additionally, as described in Note 3 to the consolidated financial statements, we hold a portfolio of finance receivables that accrue income at fixed and floating rates of interest. The potential change in the annual income resulting from a hypothetical 100 basis point change in interest rates applied to our variable rate finance receivables at December 31, 2004 and 2003 would be immaterial.

This interest rate sensitivity analysis assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes are rarely instantaneous or parallel. While this is our best estimate of the impact of the specified interest rate scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest rate sensitive assets and liabilities in response to changes in market conditions.

Equity Price Risk

We hold investments in various common equity securities that are subject to price risk, and for certain of these securities, we utilize options to hedge this price risk. At December 31, 2004 and 2003, the fair value of such investments was $77 and $95 million, respectively. The potential change in the fair value of such investments, assuming a 10% change in equity prices net of the offsetting impact of any hedges, would be approximately $8 and $10 million at December 31, 2004 and 2003.

Credit Risk
The forward contracts, swaps, and options previously discussed contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, we minimize such risk exposures for these instruments by limiting the counterparties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counterparty default.

New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which replaces FAS 123 and supercedes APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. We will adopt FAS 123R in the third quarter of 2005, using the prospective method of adoption. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R. There will be no impact upon adoption, as we will already be expensing all unvested option and restricted stock awards.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides guidance under FAS 109 with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS 109. We have not yet completed our evaluation of the impact of the repatriation provisions of the Jobs Act. Accordingly, as provided for in FSP 109-2, we have not adjusted our income tax provision or deferred tax liabilities to reflect the repatriation provisions of the Jobs Act.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations or financial condition:

- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";
- FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51";
- FASB Statement No. 132(R) (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits — An Amendment of FASB Statements No. 87, 88, and 106";
- FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities";
- FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities";
- FASB Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity"; and
- FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003".

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. As indicated in Note 1 to our consolidated financial statements, the amounts of assets, liabilities, revenue, and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with generally accepted accounting principles. We base our estimates on prior experience and other assumptions that we consider reasonable to our circumstances. Actual results could differ from our estimates, which would affect the related amounts reported in our financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following matters may involve a higher degree of judgment and complexity.

Contingencies — As discussed in Note 10 to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded liabilities for these matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("FAS 5"). FAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency is settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency is settled for an amount that is less than our estimate, a future credit to income would result.

Goodwill Impairment — The Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), in June 2001. As a result of the issuance of this standard, goodwill is no longer amortized, but is subjected to annual impairment testing. Goodwill impairment testing requires that we estimate the fair value of our goodwill and compare that estimate to the amount of goodwill recorded on our balance sheet. The estimation of fair value requires that we make judgments concerning future cash flows and appropriate discount rates. Our estimate of the fair value of goodwill could change over time based on a variety of factors, including the actual operating performance of the underlying reporting units. Upon adoption of FAS 142, we recorded a non-cash impairment charge of $72 million ($0.06 per diluted share), as of January 1, 2002, related to our Mail Technologies business. The primary factor resulting in the impairment charge was the lower than anticipated growth experienced in the expedited mail delivery business. In conjunction with our annual test of goodwill in 2002, we recorded an additional impairment charge of $2 million related to our Mail Technologies business, resulting in total goodwill impairment of $74 million for 2002. Our annual impairment tests performed in 2003 and 2004 resulted in no goodwill impairment. As of December 31, 2004, our recorded goodwill was $1.255 billion.

Self-Insurance Accruals — We self-insure costs associated with workers' compensation claims, automotive liability, health and welfare, and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate, but actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

Pension and Postretirement Medical Benefits — The Company's pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisors and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense.

Financial Instruments — As discussed in Notes 2, 3, 8, and 16 to our consolidated financial statements, and in the "Market Risk" section of this report, we hold and issue financial instruments that contain elements of market risk. Certain of these financial instruments are required to be recorded at fair value. Fair values are based on listed market prices, when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads, and yield curve volatility factors. Changes in the fixed income, equity, foreign exchange, and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations.

Depreciation, Residual Value, and Impairment of Fixed Assets — As of December 31, 2004, we had approximately $14.0 billion of net fixed assets, the most significant category of which is aircraft. In accounting for fixed assets, we make estimates about the expected useful lives and the expected residual values of the assets, and the potential for impairment based on the fair values of the assets and the cash flows generated by these assets.

In estimating the lives and expected residual values of aircraft, we have relied upon actual experience with the same or similar aircraft types. Subsequent revisions to these estimates could be caused by changes to our maintenance program, changes in the utilization of the aircraft, governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types. We periodically evaluate these estimates and assumptions, and adjust the estimates and assumptions as necessary. Adjustments to the expected lives and residual values are accounted for on a prospective basis through depreciation expense.

When appropriate, we evaluate our fixed assets for impairment. Factors that would indicate potential impairment may include, but are not limited to, a significant change in the extent to which an asset is utilized, a significant decrease in the market value of an asset, and operating or cash flow losses associated with the use of the asset.

In December 2003, we permanently removed from service a number of Boeing 727 and McDonnell Douglas DC-8 aircraft. As a result, we conducted an impairment evaluation, which resulted in a $75 million impairment charge during the fourth quarter for these aircraft (including the related engines), $69 million of which impacted the U.S. domestic package segment and $6 million of which impacted the international package segment.

In December 2004, we permanently removed from service a number of Boeing 727, 747 and McDonnell Douglas DC-8 aircraft. As a result of the actual and planned retirement of these aircraft, we conducted an impairment evaluation, which resulted in a $110 million impairment charge during the fourth quarter for these aircraft (including the related engines and parts), $91 million of which impacted the U.S. domestic package segment and $19 million of which impacted the international package segment.

These charges are classified in the caption "other expenses" within other operating expenses (see Note 13 to the consolidated financial statements). UPS continues to operate all of its other aircraft and continues to experience positive cash flow.

Income Taxes — We operate in numerous countries around the world and are subject to income taxes in many jurisdictions. We estimate our annual effective income tax rate based on statutory income tax rates in these jurisdictions and taking into consideration items that are treated differently for financial reporting and tax purposes. The process of estimating our effective income tax rate involves judgments related to tax planning and expectations regarding future events. The increasing profitability of our International segment increases the significance of our non-U.S. income tax provision to our overall effective income tax rate. We recognize deferred tax assets for items that will generate tax deductions or credits in future years. Realization of deferred tax assets requires sufficient future taxable income (subject to any carry-forward limitations) in the applicable jurisdictions. We make judgments regarding the realizability of deferred tax assets based, in part, on estimates of future taxable income. A valuation allowance is established for the portion, if any, of the deferred tax assets that we conclude cannot be realized. Income tax related contingency matters also affect our effective income tax rate. In this regard, we make judgments related to the identification and quantification of income tax related contingency matters.

Forward-Looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations," "Liquidity and Capital Resources" and other parts of this report contain "forward-looking" statements about matters that inherently are difficult to predict. The words "believes," "expects," "anticipates," "we see," and similar expressions are intended to identify forward-looking statements. These statements include statements regarding our intent, belief and current expectations about our strategic direction, prospects and future results. We have described some of the important factors that affect these statements as we discussed each subject. Forward-looking statements involve risks and uncertainties, and certain factors may cause actual results to differ materially from those contained in the forward-looking statements.

Risk Factors

The following are some of the factors that could cause our actual results to differ materially from the expected results described in our forward-looking statements:

- The effect of general economic and other conditions in the markets in which we operate, both in the United States and internationally. Our operations in international markets are also affected by currency exchange and inflation risks.
- The impact of competition on a local, regional, national, and international basis. Our competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers and others. Our industry is undergoing rapid consolidation, and the combining entities are competing aggressively for business.
- The impact of complex and stringent aviation, transportation, environmental, labor, employment and other governmental laws and regulations, and the impact of new laws and regulations that may result from increased security concerns following the events of September 11, 2001. Our failure to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct our operations.
- Strikes, work stoppages and slowdowns by our employees. Such actions may affect our ability to meet our customers' needs, and customers may do more business with competitors if they believe that such actions may adversely affect our ability to provide service. We may face permanent loss of customers if we are unable to provide uninterrupted service. The terms of future collective bargaining agreements also may affect our competitive position and results of operations.
- Possible disruption of supplies, or an increase in the prices, of gasoline, diesel and jet fuel for our aircraft and delivery vehicles as a result of war or other factors. We require significant quantities of fuel and are exposed to the commodity price risk associated with variations in the market price for petroleum products.
- Cyclical and seasonal fluctuations in our operating results due to decreased demand for our services.

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal controls over financial reporting for United Parcel Service, Inc. and subsidiaries ("the Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company's internal control over financial reporting as effective as of December 31, 2004. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's businesses except for Menlo Worldwide Forwarding, a business acquired on December 20, 2004. Menlo constituted less than 3% of total assets as of December 31, 2004 and less than 1% of total revenue and net income for the year then ended. Further discussion of this acquisition can be found in Note 7 to our consolidated financial statements. The registered independent public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheet of United Parcel Service, Inc. and its subsidiaries as of December 31, 2004 and the related consolidated statements of income, shareowners' equity and cashflows for the year ended December 31, 2004, has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

United Parcel Service, Inc.

March 14, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareowners
United Parcel Service, Inc.
Atlanta, Georgia

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that United Parcel Service, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Menlo Worldwide Forwarding, Inc., which was acquired on December 20, 2004 and whose financial statements reflect total assets and revenues constituting less than 3% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Menlo Worldwide Forwarding, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of United Parcel Service, Inc. and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, shareowners equity, and cash flows for the year ended December 31, 2004 of the Company and our report dated March 14, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Atlanta, Georgia
March 14, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareowners
United Parcel Service, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Parcel Service, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002; and began applying prospectively the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Atlanta, Georgia
March 14, 2005

Consolidated balance sheets

As of December 31,

(In millions, except per share amounts)	2004	2003
ASSETS		
Current Assets:		
Cash & cash equivalents	**$ 739**	$ 1,064
Marketable securities & short-term investments	**4,458**	2,888
Accounts receivable, net	**5,156**	4,004
Finance receivables, net	**524**	840
Income tax receivable	**371**	—
Deferred income taxes	**392**	316
Other current assets	**965**	847
Total Current Assets	**12,605**	9,959
Property, Plant & Equipment — at cost, net of accumulated depreciation & amortization of $13,505 and $12,516 in 2004 and 2003	**13,973**	13,298
Prepaid Pension Costs	**3,160**	2,922
Goodwill and Intangible Assets, Net	**1,924**	1,883
Other Assets	**1,364**	1,672
	$ 33,026	$ 29,734
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and commercial paper	**$ 1,187**	$ 674
Accounts payable	**2,266**	2,003
Accrued wages & withholdings	**1,197**	1,166
Dividends payable	**315**	282
Other current liabilities	**1,518**	1,499
Total Current Liabilities	**6,483**	5,624
Long-Term Debt	**3,261**	3,149
Accumulated Postretirement Benefit Obligation, Net	**1,516**	1,335
Deferred Taxes, Credits & Other Liabilities	**5,382**	4,774
Shareowners' Equity:		
Preferred stock, no par value, authorized 200 shares, none issued	**—**	—
Class A common stock, par value $.01 per share, authorized 4,600 shares, issued 515 and 571 in 2004 and 2003	**5**	6
Class B common stock, par value $.01 per share, authorized 5,600 shares, issued 614 and 560 in 2004 and 2003	**6**	5
Additional paid-in capital	**417**	662
Retained earnings	**16,192**	14,356
Accumulated other comprehensive loss	**(236)**	(177)
Deferred compensation obligations	**169**	136
	16,553	14,988
Less: Treasury stock (3 and 2 shares in 2004 and 2003)	**(169)**	(136)
	16,384	14,852
	$ 33,026	$ 29,734

See notes to consolidated financial statements.

Statements of consolidated income
Years Ended December 31,

(In millions, except per share amounts)	**2004**	2003	2002
Revenue	**$ 36,582**	$ 33,485	$ 31,272
Operating Expenses:			
Compensation and benefits	**20,916**	19,328	17,940
Other	**10,677**	9,712	9,236
	31,593	29,040	27,176
Operating Profit	**4,989**	4,445	4,096
Other Income and (Expense):			
Investment income	**82**	18	63
Interest expense	**(149)**	(121)	(173)
Gain on redemption of long-term debt	**—**	28	—
Tax assessment reversal	**—**	—	1,023
	(67)	(75)	913
Income Before Income Taxes And Cumulative Effect of Change in Accounting Principle	**4,922**	4,370	5,009
Income Taxes	**1,589**	1,472	1,755
Income Before Cumulative Effect of Change in Accounting Principle	**3,333**	2,898	3,254
Cumulative Effect of Change in Accounting Principle, Net of Taxes	**—**	—	(72)
Net Income	**$ 3,333**	$ 2,898	$ 3,182
Basic Earnings Per Share Before Cumulative Effect of Change in Accounting Principle	**$ 2.95**	$ 2.57	$ 2.91
Basic Earnings Per Share	**$ 2.95**	$ 2.57	$ 2.84
Diluted Earnings Per Share Before Cumulative Effect of Change in Accounting Principle	**$ 2.93**	$ 2.55	$ 2.87
Diluted Earnings Per Share	**$ 2.93**	$ 2.55	$ 2.81

See notes to consolidated financial statements.

Statements of consolidated shareowners' equity
Years Ended December 31,

	2004		2003		2002	
(In millions, except per share amounts)	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Common Stock						
Balance at beginning of year	**571**	**$ 6**	642	$ 7	772	$ 8
Common stock purchases	**(12)**	**—**	(5)	—	(10)	—
Stock award plans	**12**	**—**	12	—	11	—
Common stock issuances	**3**	**—**	2	—	2	—
Conversions of Class A to Class B common stock	**(59)**	**(1)**	(80)	(1)	(133)	(1)
Balance at end of year	**515**	**5**	571	6	642	7
Class B Common Stock						
Balance at beginning of year	**560**	**5**	482	4	349	3
Common stock purchases	**(5)**	**—**	(2)	—	—	—
Conversions of Class A to Class B common stock	**59**	**1**	80	1	133	1
Balance at end of year	**614**	**6**	560	5	482	4
Additional Paid-In Capital						
Balance at beginning of year		**662**		387		414
Stock award plans		**677**		545		477
Common stock purchases		**(1,075)**		(398)		(604)
Common stock issuances		**153**		128		100
Balance at end of year		**417**		662		387
Retained Earnings						
Balance at beginning of year		**14,356**		12,495		10,162
Net income		**3,333**		2,898		3,182
Dividends ($1.12, $0.92, and $0.76)		**(1,262)**		(1,037)		(849)
Common stock purchases		**(235)**		—		—
Balance at end of year		**16,192**		14,356		12,495
Accumulated Other Comprehensive Income						
Foreign currency translation adjustment:						
Balance at beginning of year		**(56)**		(328)		(269)
Aggregate adjustment for the year		**(71)**		272		(59)
Balance at end of year		**(127)**		(56)		(328)
Unrealized gain (loss) on marketable securities, net of tax:						
Balance at beginning of year		**14**		(34)		(21)
Current period changes in fair value (net of tax effect of $(10), $13, and $(9))		**(18)**		21		(16)
Reclassification to earnings (net of tax effect of $(1), $17, and $1)		**(1)**		27		3
Balance at end of year		**(5)**		14		(34)
Unrealized gain (loss) on cash flow hedges, net of tax:						
Balance at beginning of year		**(72)**		(26)		(49)
Current period changes in fair value (net of tax effect of $21, $(6), and $6)		**37**		(9)		10
Reclassification to earnings (net of tax effect of $4, $(21), and $9)		**6**		(37)		13
Balance at end of year		**(29)**		(72)		(26)
Additional minimum pension liability, net of tax:						
Balance at beginning of year		**(63)**		(50)		—
Minimum pension liability adjustment (net of tax effect of $(5), $(6), and $(31))		**(12)**		(13)		(50)
Balance at end of year		**(75)**		(63)		(50)
Accumulated other comprehensive income at end of year		**(236)**		(177)		(438)
Deferred Compensation Obligations						
Balance at beginning of year		**136**		84		47
Common stock held for deferred compensation obligations		**33**		52		37
Balance at end of year		**169**		136		84
Treasury Stock						
Balance at beginning of year	**(2)**	**(136)**	(1)	(84)	(1)	(47)
Common stock held for deferred compensation obligations	**(1)**	**(33)**	(1)	(52)	—	(37)
Balance at end of year	**(3)**	**(169)**	(2)	(136)	(1)	(84)
Total Shareowners' Equity at End of Year		**$16,384**		$ 14,852		$ 12,455
Comprehensive Income		**$ 3,274**		$ 3,159		$ 3,083

See notes to consolidated financial statements.

Statements of consolidated cash flows
Years Ended December 31,

(In millions)	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	**$ 3,333**	$ 2,898	$ 3,182
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**1,543**	1,549	1,464
Postretirement benefits	**135**	84	121
Deferred taxes, credits and other	**289**	317	162
Stock award plans	**610**	497	445
Tax assessment reversal	**—**	—	(776)
Vacation policy change	**—**	—	(121)
Restructuring charge and related expenses	**—**	—	85
Loss (gain) on impairment or disposal of assets	**129**	55	19
Other (gains) losses	**15**	96	116
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	**(686)**	(264)	312
Other assets	**390**	13	403
Prepaid pension costs	**(238)**	(990)	(87)
Accounts payable	**318**	66	(56)
Accrued wages and withholdings	**(73)**	83	112
Income taxes payable	**(399)**	204	16
Other current liabilities	**(35)**	(32)	291
Net cash from operating activities	**5,331**	4,576	5,688
Cash Flows From Investing Activities:			
Capital expenditures	**(2,127)**	(1,947)	(1,658)
Disposals of property, plant and equipment	**75**	118	89
Purchases of marketable securities and short-term investments	**(6,322)**	(8,083)	(3,833)
Sales and maturities of marketable securities and short-term investments	**4,724**	7,118	2,654
Net (increase) decrease in finance receivables	**318**	50	(495)
Cash received (paid) for business acquisitions / dispositions	**(238)**	8	(14)
Other investing activities	**(68)**	(6)	(24)
Net cash (used in) investing activities	**(3,638)**	(2,742)	(3,281)
Cash Flows From Financing Activities:			
Proceeds from borrowings	**811**	361	419
Repayments of borrowings	**(468)**	(1,245)	(1,099)
Purchases of common stock	**(1,310)**	(398)	(604)
Issuances of common stock	**193**	154	116
Dividends	**(1,208)**	(956)	(840)
Other financing activities	**(32)**	(26)	(82)
Net cash (used in) financing activities	**(2,014)**	(2,110)	(2,090)
Effect Of Exchange Rate Changes On Cash	**(4)**	216	(51)
Net Increase (Decrease) In Cash And Cash Equivalents	**(325)**	(60)	266
Cash And Cash Equivalents:			
Beginning of period	**1,064**	1,124	858
End of period	**$ 739**	$ 1,064	$ 1,124
Cash Paid During The Period For:			
Interest (net of amount capitalized)	**$ 120**	$ 126	$ 190
Income taxes	**$ 2,037**	$ 1,097	$ 1,416

See notes to consolidated financial statements.

Notes to consolidated financial statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

The accompanying financial statements include the accounts of United Parcel Service, Inc., and all of its consolidated subsidiaries (collectively "UPS" or the "Company"). All intercompany balances and transactions have been eliminated.

UPS concentrates its operations in the field of transportation services, primarily domestic and international letter and package delivery. Through our non-package subsidiaries, we are also a global provider of specialized transportation, logistics, and financial services.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

U.S. Domestic and International Package Operations — Revenue is recognized upon delivery of a letter or package.

UPS Supply Chain Solutions — Freight forwarding revenue and the expense related to the transportation of freight is recognized at the time the services are performed in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent". Material management and distribution revenue is recognized upon performance of the service provided. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

UPS Capital — Income on loans and direct finance leases is recognized on the effective interest method. Accrual of interest income is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days delinquent. Income on operating leases is recognized on the straight-line method over the terms of the underlying leases.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

In 2004, we began classifying all auction rate preferred and debt instruments as marketable securities. Previously, such securities were classified as cash equivalents if the auction reset periods were three months or less. Auction rate securities held at December 31, 2003 totaling $1.887 billion were reclassified from cash equivalents into marketable securities for consistent presentation on our consolidated balance sheet.

Marketable Securities and Short-Term Investments

Marketable securities are classified as available-for-sale and are carried at fair value, with related unrealized gains and losses reported, net of tax, as accumulated other comprehensive income ("OCI"), a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income, along with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in investment income.

Investment securities are reviewed for impairment in accordance with FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 03-01 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows: Vehicles — 9 years; Aircraft — 12 to 20 years; Buildings — 20 to 40 years; Leasehold Improvements — lives of leases; Plant Equipment — 8 1/3 years; Technology Equipment — 3 to 5 years. The costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred.

Interest incurred during the construction period of certain property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $25 million for each of the years 2004, 2003, and 2002, respectively.

Impairment of Long-Lived Assets

In accordance with the provisions of FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

In December 2003, we permanently removed from service a number of Boeing 727 and McDonnell Douglas DC-8 aircraft. As a result, we conducted an impairment evaluation, which resulted in a $75 million impairment charge during the fourth quarter for these aircraft (including the related engines), $69 million of which impacted the U.S. domestic package segment and $6 million of which impacted the international package segment.

In December 2004, we permanently removed from service a number of Boeing 727, 747 and McDonnell Douglas DC-8 aircraft. As a result of the actual and planned retirement of these aircraft, we conducted an impairment evaluation, which resulted in a $110 million impairment charge during the fourth quarter for these aircraft (including the related engines and parts), $91 million of which impacted the U.S. domestic package segment and $19 million of which impacted the international package segment.

These charges are classified in the caption "other expenses" within other operating expenses (see Note 13). UPS continues to operate all of its other aircraft and continues to experience positive cash flow.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net assets acquired (goodwill), and intangible assets are accounted for under the provisions of FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"). Upon adoption of FAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, and at least annually thereafter, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a "reporting unit" basis. A reporting unit is the operating segment unless, for businesses within that operating segment, discrete financial information is prepared and regularly reviewed by management, in which case such a component business is the reporting unit.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair values are established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate discounted cash flow results.

We recorded a non-cash goodwill impairment charge of $72 million ($0.06 per diluted share) as of January 1, 2002, related to our Mail Technologies business. This charge was reported as a cumulative effect of a change in accounting principle. The primary factor resulting in the impairment charge was the lower than anticipated growth experienced in the expedited mail delivery business. In conjunction with our annual test of goodwill in 2002, we recorded an additional impairment charge of $2 million related to our Mail Technologies business, resulting in total goodwill impairment of $74 million for 2002. We sold the Mail Technologies business unit during the second quarter of 2003 (see Note 7). Our annual impairment tests performed in 2004 and 2003 resulted in no goodwill impairment.

Finite-lived intangible assets, including trademarks, licenses, patents, and franchise rights are amortized over the estimated useful lives of the assets, which range from 5 to 20 years. Capitalized software is amortized over periods ranging from 3 to 5 years. In 2004, we began classifying software as intangible assets. Previously, capitalized software was classified within property, plant and equipment. Capitalized software at December 31, 2003 totaling $610 million was reclassified from property, plant and equipment into intangible assets for consistent presentation on our consolidated balance sheet.

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automotive liability, health and welfare, and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim.

Income Taxes

Income taxes are accounted for under FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

We record accruals for tax contingencies related to potential assessments by tax authorities. Such accruals are based on management's judgment and best estimate as to the ultimate outcome of any potential tax audits. Actual tax audit results could vary from these estimates.

Foreign Currency Translation

We translate the results of operations of our foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in OCI. Net currency transaction gains and losses included in other operating expenses were pre-tax gains of $44, $21, and $27 million in 2004, 2003 and 2002, respectively.

Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value measurement provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). In years prior to 2003, we used the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, we did not have to recognize compensation expense for our stock option grants and our discounted stock purchase plan, however we did recognize compensation expense for our management incentive awards and certain other stock awards (see Note 11 for a description of these plans).

Under the provisions of FASB Statement No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure," we have elected to adopt the measurement provisions of FAS 123 using the prospective method. Under this approach, all stock-based compensation granted subsequent to January 1, 2003 will be expensed to compensation and benefits over the vesting period based on the fair value at the date the stock-based compensation is granted. Stock compensation awards granted to date include stock options, management incentive awards, restricted performance units, and employer matching contributions (in shares of UPS stock) for a defined contribution benefit plan. The adoption of the measurement provisions of FAS 123 reduced 2004 and 2003 net income by $35 million ($0.03 per diluted share) and $20 million ($0.02 per diluted share), respectively.

The following provides pro forma information as to the impact on net income and earnings per share if we had used the fair value measurement provisions of FAS 123 to account for all stock-based compensation awards granted prior to January 1, 2003 (in millions, except per share amounts).

	2004	2003	2002
Net income	**$ 3,333**	$ 2,898	$ 3,182
Add: Stock-based employee compensation expense included in net income, net of tax effects	**563**	456	391
Less: Total pro forma stock-based employee compensation expense, net of tax effects	**(588)**	(507)	(459)
Pro forma net income	**$ 3,308**	$ 2,847	$ 3,114
Basic earnings per share			
As reported	**$ 2.95**	$ 2.57	$ 2.84
Pro forma	**$ 2.93**	$ 2.52	$ 2.78
Diluted earnings per share			
As reported	**$ 2.93**	$ 2.55	$ 2.81
Pro forma	**$ 2.91**	$ 2.50	$ 2.75

The fair value of each option grant is estimated using the Black-Scholes option pricing model. Compensation cost is also measured for the fair value of employees' purchase rights under our discounted stock purchase plan using the Black-Scholes option pricing model. The weighted average assumptions used, by year, and the calculated weighted average fair value of options and employees' purchase rights granted, are as follows:

	2004	2003	2002
Stock options:			
Expected dividend yield	**1.50%**	1.22%	1.10%
Risk-free interest rate	**4.31%**	3.70%	4.67%
Expected life in years	**7**	8	5
Expected volatility	**15.69%**	19.55%	20.24%
Weighted average fair value of options granted	**$ 16.24**	$ 17.02	$ 21.27
Discounted stock purchase plan:			
Expected dividend yield	**1.42%**	1.12%	1.10%
Risk-free interest rate	**1.18%**	1.06%	1.70%
Expected life in years	**0.25**	0.25	0.25
Expected volatility	**16.83%**	19.79%	20.45%
Weighted average fair value of purchase rights*	**$ 9.56**	$ 8.53	$ 8.20

*Includes the 10% discount from the market price (see Note 11).

Notes to consolidated financial statements

Derivative Instruments

Derivative instruments are accounted for in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended, which requires all financial derivative instruments to be recorded on our balance sheet at fair value. Derivatives not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities, or firm commitments through income, or are recorded in OCI until the hedged item is recorded in income. Any portion of a change in a derivative's fair value that is considered to be ineffective, or is excluded from the measurement of effectiveness, is recorded immediately in income.

New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which replaces FAS 123 and supercedes APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. We will adopt FAS 123R in the third quarter of 2005, using the prospective method of adoption. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R. There will be no impact upon adoption, as we will already be expensing all unvested option and restricted stock awards.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides guidance under FAS 109 with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS 109. We have not yet completed our evaluation of the impact of the repatriation provisions of the Jobs Act. Accordingly, as provided for in FSP 109-2, we have not adjusted our income tax provision or deferred tax liabilities to reflect the repatriation provisions of the Jobs Act.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations or financial condition:

- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";
- FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51";
- FASB Statement No. 132(R) (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits — An Amendment of FASB Statements No. 87, 88, and 106";
- FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities";
- FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities";
- FASB Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity"; and
- FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003".

Changes in Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. MARKETABLE SECURITIES AND SHORT-TERM INVESTMENTS

The following is a summary of marketable securities and short-term investments at December 31, 2004 and 2003 (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2004				
U.S. government & agency securities	**$ 269**	**$ 1**	**$ 1**	**$ 269**
U.S. mortgage & asset-backed securities	**1,042**	**1**	**1**	**1,042**
U.S. corporate securities	**446**	**1**	**1**	**446**
U.S. state and local municipal securities	**1,098**	**—**	**—**	**1,098**
Other debt securities	**2**	**—**	**—**	**2**
Total debt securities	**2,857**	**3**	**3**	**2,857**
Common equity securities	**63**	**14**	**—**	**77**
Preferred equity securities	**1,546**	**—**	**22**	**1,524**
	$ 4,466	**$ 17**	**$ 25**	**$ 4,458**

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2003				
U.S. government & agency securities	$ 151	$ 1	$ —	$ 152
U.S. mortgage & asset-backed securities	474	1	—	475
U.S. corporate securities	192	2	1	193
U.S. state and local municipal securities	561	—	—	561
Other debt securities	4	—	1	3
Total debt securities	1,382	4	2	1,384
Common equity securities	66	29	—	95
Preferred equity securities	1,418	—	9	1,409
	$ 2,866	$ 33	$ 11	$ 2,888

The gross realized gains on sales of marketable securities totaled $7, $21, and $11 million in 2004, 2003, and 2002, respectively. The gross realized losses totaled $5, $7, and $10 million in 2004, 2003, and 2002, respectively. Impairment losses recognized on marketable securities and short-term investments totaled $0, $58, and $5 million during 2004, 2003, and 2002, respectively.

The following table presents the age of gross unrealized losses and fair value by investment category for all securities in a loss position as of December 31, 2004 (in millions):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government & agency securities	$ 189	$ 1	$ 5	$ —	$ 194	$ 1
U.S. mortgage & asset-backed securities	111	1	2	—	113	1
U.S. corporate securities	197	1	22	—	219	1
U.S. state and local municipal securities	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—
Total debt securities	497	3	29	—	526	3
Common equity securities	—	—	—	—	—	—
Preferred equity securities	10	—	98	22	108	22
	$ 507	$ 3	$ 127	$ 22	$ 634	$ 25

The unrealized losses in the preferred equity securities relate to securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), and are primarily due to changes in market interest rates. Due to the periodic interest rate adjustment features on these securities, we do not consider these losses to be other-than-temporary. We have both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the cost basis.

Notes to consolidated financial statements

The amortized cost and estimated fair value of marketable securities and short-term investments at December 31, 2004, by contractual maturity, are shown below (in millions). Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 37	$ 37
Due after one year through three years	459	458
Due after three years through five years	75	75
Due after five years	2,286	2,287
	2,857	2,857
Equity securities	1,609	1,601
	$ 4,466	$ 4,458

NOTE 3. FINANCE RECEIVABLES

The following is a summary of finance receivables at December 31, 2004 and 2003 (in millions):

	2004	2003
Commercial term loans	**$ 360**	$ 438
Investment in finance leases	**188**	270
Asset-based lending	**285**	290
Receivable factoring	**191**	468
Gross finance receivables	**1,024**	1,466
Less: Allowance for credit losses	**(25)**	(52)
Balance at December 31	**$ 999**	$ 1,414

Outstanding receivable balances at December 31, 2004 and 2003 are net of unearned income of $35 and $48 million, respectively. When we "factor" (i.e., purchase) a customer invoice from a client, we record the customer receivable as an asset and also establish a liability for the funds due to the client, which is recorded in accounts payable on the consolidated balance sheet. The following is a reconciliation of receivable factoring balances at December 31, 2004 and 2003 (in millions):

	2004	2003
Customer receivable balances	**$ 191**	$ 468
Less: Amounts due to client	**(112)**	(195)
Net funds employed	**$ 79**	$ 273

Non-earning finance receivables were $38 and $67 million at December 31, 2004 and 2003, respectively. The following is a rollforward of the allowance for credit losses on finance receivables (in millions):

	2004	2003
Balance at January 1	**$ 52**	$ 38
Provisions charged to operations	**14**	39
Charge-offs, net of recoveries	**(41)**	(25)
Balance at December 31	**$ 25**	$ 52

The carrying value of finance receivables at December 31, 2004, by contractual maturity, is shown below (in millions). Actual maturities may differ from contractual maturities because some borrowers have the right to prepay these receivables without prepayment penalties.

	Carrying Value
Due in one year or less	$ 530
Due after one year through three years	81
Due after three years through five years	99
Due after five years	314
	$ 1,024

Based on interest rates for financial instruments with similar terms and maturities, the estimated fair value of finance receivables is approximately $991 million and $1.384 billion as of December 31, 2004 and 2003, respectively. At December 31, 2004, we had unfunded loan commitments totaling $344 million, consisting of standby letters of credit of $53 million and other unfunded lending commitments of $291 million.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31 consists of the following (in millions):

	2004	2003
Vehicles	**$ 3,784**	$ 3,486
Aircraft (including aircraft under capitalized leases)	**11,590**	10,897
Land	**760**	721
Buildings	**2,164**	2,083
Leasehold improvements	**2,347**	2,219
Plant equipment	**4,641**	4,410
Technology equipment	**1,596**	1,495
Equipment under operating lease	**57**	53
Construction-in-progress	**539**	450
	27,478	25,814
Less: Accumulated depreciation and amortization	**(13,505)**	(12,516)
	$ 13,973	$ 13,298

NOTE 5. EMPLOYEE BENEFIT PLANS

We maintain the following defined benefit pension plans (the "Plans"): UPS Retirement Plan, UPS Excess Coordinating Benefit Plan, and the UPS Pension Plan.

The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit. The Plan provides for retirement benefits based on average compensation levels earned by employees prior to retirement. Benefits payable under this Plan are subject to maximum compensation limits and the annual benefit limits for a tax qualified defined benefit plan as prescribed by the Internal Revenue Service.

The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to participants in the UPS Retirement Plan for amounts that exceed the benefit limits described above.

The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. The Plan provides for retirement benefits based on service credits earned by employees prior to retirement.

Our funding policy is consistent with relevant federal tax regulations. Accordingly, our contributions are deductible for federal income tax purposes. Because the UPS Excess Coordinating Benefit Plan is non-qualified for federal income tax purposes, this plan is not funded.

We also sponsor postretirement medical plans that provide health care benefits to our retirees who meet certain eligibility requirements and who are not otherwise covered by multi-employer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a Company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. In many cases, these benefits have been provided to retirees on a noncontributory basis; however, in certain cases, retirees are required to contribute toward the cost of the coverage.

Benefit Obligations

The following table provides a reconciliation of the changes in the plans' benefit obligations as of September 30 (in millions):

	Pension Benefits		Postretirement Medical Benefits	
	2004	2003	**2004**	2003
Net benefit obligation at October 1, prior year	**$ 8,092**	$ 6,670	**$ 2,592**	$ 2,149
Service cost	**332**	282	**91**	79
Interest cost	**521**	465	**164**	148
Plan participants' contributions	**—**	—	**9**	6
Plan amendments	**3**	3	**(115)**	(22)
Acquired businesses	**—**	—	**46**	—
Actuarial (gain) loss	**290**	876	**36**	337
Gross benefits paid	**(201)**	(204)	**(129)**	(105)
Net benefit obligation at September 30	**$ 9,037**	$ 8,092	**$ 2,694**	$ 2,592
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	**6.25%**	6.25%	**6.25%**	6.25%
Rate of annual increase in future compensation levels	**4.00%**	4.00%	**N/A**	N/A

Notes to consolidated financial statements

The accumulated benefit obligation for our pension plans as of September 30, 2004 and 2003 was $8.113 and $7.325 billion, respectively. We use a measurement date of September 30 for our pension and postretirement benefit plans.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D", and a federal subsidy to sponsors of retiree health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We believe that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D, and, accordingly may be entitled to a subsidy.

In May 2004, the FASB issued FSP 106-2, which requires (a) that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses and (b) certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits. We determined the effects of the Act were not a significant event requiring an interim remeasurement under FAS 106. Consequently, as permitted by FSP 106-2, net periodic benefit cost for 2004 does not reflect the effects of the Act. The accumulated postretirement benefit obligation (APBO) was remeasured as of September 30, 2004 to reflect the effects of the Act, which resulted in an immaterial reduction in the APBO and expected net employer benefit payments.

Future postretirement medical benefit costs were forecasted assuming an initial annual increase of 9.0%, decreasing to 5.0% by the year 2009 and with consistent annual increases at those ultimate levels thereafter.

Assumed health care cost trends have a significant effect on the amounts reported for the postretirement medical plans. A one-percent change in assumed health care cost trend rates would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on postretirement benefit obligation	$ 69	$ (75)

Because the UPS Excess Coordinating Plan is not funded, the Company has recorded an additional minimum pension liability for this plan of $91 and $105 million at December 31, 2004 and 2003, respectively. This liability is included in the other credits and non-current liabilities portion of Note 9. As of December 31, 2004 and 2003, the Company has recorded an intangible asset of $4 and $5 million, respectively, representing the net unrecognized prior service cost for this plan. A total of $55 and $63 million at December 31, 2004 and 2003, respectively, were recorded as a reduction of other comprehensive income in shareowners' equity (net of the tax effect of $32 and $37 million, respectively). The unfunded accumulated benefit obligation of the UPS Excess Coordinating Benefit Plan was $160 and $154 million as of December 31, 2004 and 2003, respectively.

Additionally, we maintain several non-U.S. defined benefit pension plans. As of December 31, 2004, we have recorded a prepaid pension asset of $5 million, an additional minimum pension liability of $30 million, and a $20 million (net of the tax effect of $11 million) reduction of other comprehensive income in shareowners' equity. The impact of these non-U.S. plans is not material to our operating results or financial position.

Plan Assets

The following table provides a reconciliation of the changes in the plans' assets as of September 30 (in millions):

	Pension Benefits		Postretirement Medical Benefits	
	2004	2003	**2004**	2003
Fair value of plan assets at October 1, prior year	**$ 7,823**	$ 6,494	**$ 409**	$ 337
Actual return on plan assets	**1,140**	1,143	**51**	47
Employer contributions	**1,200**	390	**115**	124
Plan participants' contributions	**—**	—	**9**	6
Gross benefits paid	**(201)**	(204)	**(129)**	(105)
Fair value of plan assets at September 30	**$ 9,962**	$ 7,823	**$ 455**	$ 409

Employer contributions and benefits paid under the pension plans include $6 million and $5 million paid from employer assets in 2004 and 2003, respectively. Employer contributions and benefits paid (net of participant contributions) under the postretirement medical benefit plans include $57 and $45 million paid from employer assets in 2004 and 2003, respectively.

The asset allocation for our pension and other postretirement plans as of September 30, 2004 and 2003 and the target allocation for 2005, by asset category, are as follows:

	Weighted Average Target Allocation	Percentage of Plan Assets at September 30,	
	2005	2004	2003
Equity securities	55% - 65%	60.6%	60.2%
Fixed income securities	20% - 30%	28.0%	28.5%
Real estate/other	10% - 15%	11.4%	11.3%
Total		100.0%	100.0%

Equity securities include UPS Class A shares of common stock in the amounts of $466 (4.5% of total plan assets) and $392 million (4.8% of total plan assets), as of September 30, 2004 and 2003, respectively.

The UPS benefit plan committees establish investment guidelines and strategies, and regularly monitor the performance of the funds and portfolio managers. Our investment strategy with respect to pension assets is to invest the assets in accordance with ERISA and fiduciary standards. The long-term primary objectives for our pension assets are to (1) provide for a reasonable amount of long-term growth of capital, without undue exposure to risk; and protect the assets from erosion of purchasing power, and (2) provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

Funded Status

The funded status of the plans, reconciled to the amounts on the balance sheet, is as follows (in millions):

	Pension Benefits		Postretirement Medical Benefits	
	2004	2003	**2004**	2003
Fair value of plan assets at September 30	**$ 9,962**	$ 7,823	**$ 455**	$ 409
Benefit Obligation at September 30	**(9,037)**	(8,092)	**(2,694)**	(2,592)
Funded status at September 30	**925**	(269)	**(2,239)**	(2,183)
Amounts not yet recognized:				
Unrecognized net actuarial loss	**1,918**	2,085	**810**	820
Unrecognized prior service cost	**297**	331	**(104)**	11
Unrecognized net transition obligation	**18**	23	**—**	—
Employer contributions	**2**	752	**17**	17
Net asset (liability) recorded at December 31	**$ 3,160**	$ 2,922	**$ (1,516)**	$ (1,335)
Prepaid pension cost	**$ 3,227**	$ 2,970	**$ —**	$ —
Accrued benefit cost	**(188)**	(153)	**(1,516)**	(1,335)
Intangible asset	**4**	5	**—**	—
Accumulated other comprehensive income (pre-tax)	**117**	100	**—**	—
Net asset (liability) recorded at December 31	**$ 3,160**	$ 2,922	**$ (1,516)**	$ (1,335)

At September 30, 2004 and 2003, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and for pension plans with an accumulated benefit obligation in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2004	2003	**2004**	2003
As of September 30				
Projected benefit obligation	**$ 200**	$ 6,772	**$ 200**	$ 178
Accumulated benefit obligation	**$ 160**	$ 6,004	**$ 160**	$ 154
Fair value of plan assets	**$ —**	$ 6,479	**$ —**	$ —

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

Notes to consolidated financial statements

Expected Cash Flows

Information about expected cash flows for the pension and postretirement benefit plans is as follows (in millions):

	Pension Benefits	Other Benefits
Employer Contributions:		
2005 (expected) to plan trusts	$ 723	$ 62
2005 (expected) to plan participants	7	56
Expected Benefit Payments:		
2005	$ 214	$ 126
2006	257	133
2007	266	141
2008	303	150
2009	332	158
2010 - 2014	2,363	975

Expected benefit payments for pensions will be primarily paid from plan trusts. Expected benefit payments for postretirement benefits will be paid from plan trusts and corporate assets.

Net Periodic Benefit Cost

Information about net periodic benefit cost for the pension and postretirement benefit plans is as follows (in millions):

	Pension Benefits			Postretirement Medical Benefits		
	2004	2003	2002	**2004**	2003	2002
Net Periodic Cost:						
Service cost	**$ 332**	$ 282	$ 217	**$ 91**	$ 79	$ 63
Interest cost	**521**	465	413	**164**	148	134
Expected return on assets	**(800)**	(669)	(654)	**(34)**	(29)	(33)
Amortization of:						
Transition obligation	**6**	8	8	**—**	—	—
Prior service cost	**37**	37	30	**—**	1	(1)
Actuarial (gain) loss	**119**	28	4	**30**	15	4
Net periodic benefit cost (benefit)	**$ 215**	$ 151	$ 18	**$ 251**	$ 214	$ 167
Weighted average assumptions used to determine net cost:						
Discount rate	**6.25%**	6.75%	7.50%	**6.25%**	6.75%	7.50%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**N/A**	N/A	N/A
Expected return on plan assets	**8.96%**	9.21%	9.42%	**9.00%**	9.25%	9.50%

The expected return on plan assets assumption was developed using various market assumptions in combination with the plans' asset allocations and active investment management. These assumptions and allocations were evaluated using input from a third-party consultant and various pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The 10-year U.S. Treasury yield is the foundation for all other market assumptions, and various risk premiums are added to determine the expected return for each allocation. As of our September 30, 2004 measurement date, it was projected that the funds could achieve an 8.96% net return over time, using the plans' asset allocations and active management strategy.

Assumed health care cost trends have a significant effect on the amounts reported for the postretirement medical plans. A one-percent change in assumed health care cost trend rates would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service cost and interest cost	$ 5	$ (5)

Other Plans

We also contribute to several multi-employer pension plans for which the previous disclosure information is not determinable. Amounts charged to operations for pension contributions to these multi-employer plans were $1.163, $1.066, and $1.028 billion during 2004, 2003, and 2002, respectively.

We also contribute to several multi-employer health and welfare plans that cover both active and retired employees for which the previous disclosure information is not determinable. Amounts charged to operations for contributions to multi-employer health and welfare plans were $761, $691, and $604 million during 2004, 2003, and 2002, respectively.

We also sponsor a defined contribution plan for all employees not covered under collective bargaining agreements. The Company matches, in shares of UPS common stock, a portion of the participating employees' contributions. Matching contributions charged to expense were $94, $87, and $79 million for 2004, 2003, and 2002, respectively.

In the fourth quarter of 2002, our vacation policy for non-union employees was amended to require that vacation pay be earned ratably throughout the year. Previously, an employee became vested in the full year of vacation pay at the beginning of each year. As a result of this policy change, a credit to compensation and benefits of $197 million was taken in the fourth quarter to reduce the vacation pay liability as of December 31, 2002.

NOTE 6. GOODWILL, INTANGIBLES, AND OTHER ASSETS

The following table indicates the allocation of goodwill by reportable segment (in millions):

	U.S. Domestic Package	International Package	Non-Package	Consolidated
December 31, 2002 balance	$ —	$ 102	$ 968	$ 1,070
Acquired	—	—	30	30
Impaired	—	—	—	—
Currency/Other	—	(2)	75	73
December 31, 2003 balance	—	100	1,073	1,173
Acquired	—	41	38	79
Impaired	—	—	—	—
Currency/Other	—	—	3	3
December 31, 2004 balance	**$ —**	**$ 141**	**$ 1,114**	**$ 1,255**

The goodwill acquired in the Non-package segment during 2004 resulted primarily from the purchase of Menlo Worldwide Forwarding. The purchase price allocation for this acquisition was not complete as of December 31, 2004, therefore we anticipate that future purchase price adjustments may change the amount allocated to goodwill. The goodwill acquired in the International package segment during 2004 resulted from the purchase of the remaining minority interest in UPS Yamato Express Co. (See Note 7 for further discussion of these acquisitions). The currency/other balance in the Non-package segment includes escrow reimbursements and the resolution of other pre-acquisition contingencies from acquisitions completed prior to 2004.

Notes to consolidated financial statements

The following is a summary of intangible assets at December 31, 2004 and 2003 (in millions):

	Trademarks, Licenses, Patents, and Other	Franchise Rights	Capitalized Software	Intangible Pension Asset	Total Intangible Assets
December 31, 2004:					
Gross carrying amount	**$ 29**	**$ 97**	**$ 1,249**	**$ 4**	**$ 1,379**
Accumulated amortization	**(16)**	**(18)**	**(676)**	**—**	**(710)**
Net carrying value	**$ 13**	**$ 79**	**$ 573**	**$ 4**	**$ 669**
December 31, 2003:					
Gross carrying amount	$ 30	$ 88	$ 1,101	$ 5	$ 1,224
Accumulated amortization	(10)	(13)	(491)	—	(514)
Net carrying value	$ 20	$ 75	$ 610	$ 5	$ 710

Amortization of intangible assets was $221, $196, and $129 million during 2004, 2003 and 2002, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2004 for the next five years is as follows (in millions): 2005 — $198; 2006 — $198; 2007 — $198; 2008 — $12; 2009 — $11. Amortization expense in future periods will be affected by business acquisitions, software development and other factors.

Other assets as of December 31 consist of the following (in millions):

	2004	2003
Non-current finance receivables, net of allowance for credit losses	**$ 475**	$ 574
Other non-current assets	**889**	1,098
	$ 1,364	$ 1,672

NOTE 7. BUSINESS ACQUISITIONS AND DISPOSITIONS

We regularly explore opportunities to make acquisitions that would enhance our package delivery business and our various non-package businesses. During the three years ended December 31, 2004, we completed several acquisitions, including both domestic and international transactions, which were accounted for under the purchase method of accounting. In connection with the foregoing transactions, we paid cash (net of cash acquired) in the aggregate amount of $238, $30, and $14 million in 2004, 2003, and 2002, respectively. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these transactions were not material on either an individual or aggregate basis. The results of operations of each acquired company are included in our statements of consolidated income from the date of acquisition. The purchase price allocations of acquired companies can be modified up to one year after the date of acquisition, however we generally expect such adjustments to the purchase price allocations to be immaterial.

During the second quarter of 2003, we sold our Mail Technologies business unit in a transaction that increased net income by $14 million, or $0.01 per diluted share. The gain consisted of a pre-tax loss of $24 million recorded in other operating expenses within the non-package segment, and a tax benefit of $38 million recognized in conjunction with the sale. The tax benefit exceeded the pre-tax loss from this sale primarily because the goodwill impairment charge we previously recorded for the Mail Technologies business unit was not deductible for income tax purposes. Consequently, our tax basis was greater than our book basis, thus producing the tax benefit described above.

During the third quarter of 2003, we sold our Aviation Technologies business unit and recognized a pre-tax gain of $24 million ($15 million after-tax, or $0.01 per diluted share), which was recorded in other operating expenses within the non-package segment. The operating results of both the Mail Technologies unit and the Aviation Technologies unit were previously included in our non-package segment, and were not material to our consolidated operating results in any of the periods presented.

In March 2004, we acquired the remaining 49% minority interest in UPS Yamato Express Co., which was previously a joint venture with Yamato Transport Co. in Japan, for $65 million in cash. UPS Yamato Express provides express package delivery services in Japan. Upon the close of the acquisition, UPS Yamato Express became a wholly-owned subsidiary of UPS. The acquisition had no material effect on our financial condition or results of operations.

In December 2004, we acquired the Menlo Worldwide Forwarding unit from CNF Inc. for $150 million in cash (net of cash acquired) plus the assumption of $110 million in par value of debt and capital lease obligations. Menlo Worldwide Forwarding is a global freight forwarder that provides a full suite of heavy air freight forwarding services, ocean services and international trade management, including customs brokerage.

The acquisition had no material effect on our results of operations in 2004.

We are in the process of finalizing the independent appraisals for certain assets and liabilities to assist management in allocating the Menlo purchase price to the individual assets acquired and liabilities assumed. This may result in adjustments to the carrying values of Menlo's recorded assets and liabilities, including the amount of any residual value allocated to goodwill. We are also completing our analysis of integration plans that may result in additional purchase price adjustments. The preliminary allocation of the purchase price included in the current period balance sheet is based on the current best estimates of management and is subject to revision based on final determination of fair values of acquired assets and assumed liabilities. We anticipate the valuations and other studies will be completed prior to the anniversary date of the acquisition.

In February 2005, we announced our intention to transfer operations currently taking place at the Menlo facility in Dayton, Ohio to other UPS facilities over approximately 12 to 18 months. This action is being taken to remove redundancies between the Menlo and existing UPS transportation networks, and thus provide efficiencies and better leverage the current UPS facilities in the movement of air freight. We are currently evaluating our plans for this facility, including potential alternate uses or closure. As a result, we anticipate possibly incurring costs related to employee severance, lease terminations, fixed asset impairments, and related items. Depending upon the nature of these costs, some of these items could result in charges to expense, while other items could result in adjustments to the purchase price allocation. We are in process of finalizing our plan for this facility, and therefore the purchase price allocation does not reflect liability accruals or fair value adjustments that may result from this decision.

The preliminary allocation of the total purchase price of Menlo resulted in the following condensed balance sheet of assets acquired and liabilities assumed as of December 31, 2004 (in millions):

	Assets		Liabilities
Cash and cash equivalents	$ 47	Accounts payable	$ 28
Accounts receivable	466	Accrued wages and withholdings	104
Other current assets	21	Other current liabilities	161
Property, plant, and equipment	141	Long-term debt	124
Goodwill and intangible assets	26	Deferred Taxes, Credits and Other Liabilities	45
Other assets	4	Accumulated postretirement benefit obligation	46
	$ 705		$ 508

In December 2004, we announced an agreement with Sinotrans to acquire direct control of the international express operations in 23 cities within China, and to purchase Sinotrans' interest in our current joint venture in China. The agreement requires a payment of $100 million to Sinotrans in 2005, which can be increased or decreased based on certain contingent factors. The acquisition will be completed in stages throughout 2005. In February 2005, we took direct control of operations in five locations, while the additional 18 locations will be acquired by December 2005. The operations being acquired will be reported within our International package reporting segment.

In February 2005, we announced an agreement to acquire Messenger Service Stolica S.A., one of the leading parcel and express delivery companies in Poland. Stolica offers customers a full suite of domestic delivery services, and had 2004 revenue of approximately $64 million. Upon completion of the transaction, which is expected in the second quarter of 2005, Stolica will be included in our International package reporting segment.

Notes to consolidated financial statements

NOTE 8. LONG-TERM DEBT AND COMMITMENTS

Long-term debt, as of December 31, consists of the following (in millions):

	2004	2003
8.38% debentures, due April 1, 2020 (i)	$ 463	$ 444
8.38% debentures, due April 1, 2030 (i)	276	276
Commercial paper (ii)	1,015	544
Industrial development bonds, Philadelphia Airport facilities, due December 1, 2015 (iii)	100	100
Special facilities revenue bonds, Louisville Airport facilities, due January 1, 2029 (iv)	149	149
Floating rate senior notes (v)	441	441
Capitalized lease obligations (vi)	401	451
UPS Notes (vii)	393	419
5.50% Pound Sterling notes, due February 12, 2031	961	887
4.50% Singapore Dollar notes, due November 11, 2004	—	59
Special facilities revenue bonds, Dayton, OH facilities (viii)	121	—
Installment notes, mortgages, and bonds at various rates	128	53
	4,448	3,823
Less current maturities	(1,187)	(674)
	$ 3,261	$ 3,149

(i) On January 22, 1998, we exchanged $276 million of an original $700 million in debentures for new debentures of equal principal with a maturity of April 1, 2030. The new debentures have the same interest rate as the 8.38% debentures due 2020 until April 1, 2020, and, thereafter, the interest rate will be 7.62% for the final 10 years. The 2030 debentures are redeemable in whole or in part at our option at any time. The redemption price is equal to the greater of 100% of the principal amount and accrued interest or the sum of the present values of the remaining scheduled payout of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points plus accrued interest. The remaining $424 million of 2020 debentures are not subject to redemption prior to maturity. Interest is payable semiannually on the first of April and October for both debentures and neither debenture is subject to sinking fund requirements.

(ii) The weighted average interest rate on the commercial paper outstanding as of December 31, 2004 and 2003, was 2.10% and 0.96%, respectively. At December 31, 2004 and 2003, the entire commercial paper balance has been classified as a current liability. The amount of commercial paper outstanding in 2005 is expected to fluctuate. We are authorized to borrow up to $7.0 billion under the two commercial paper programs we maintain as of December 31, 2004.

(iii) The industrial development bonds bear interest at a daily variable rate. The average interest rates for 2004 and 2003 were 1.08% and 0.89%, respectively.

(iv) The special facilities revenue bonds bear interest at a daily variable rate. The average interest rates for 2004 and 2003 were 1.20% and 1.02%, respectively.

(v) The floating rate senior notes bear interest at one-month LIBOR less 45 basis points. The average interest rates for 2004 and 2003 were 1.00% and 0.78%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and putable by the note holders at various times after 10 years at a stated percentage of par value. The notes have maturities ranging from 2049 through 2053.

(vi) We have certain aircraft subject to capital leases. Some of the obligations associated with these capital leases have been legally defeased. The recorded value of aircraft subject to capital leases, which are included in Property, Plant and Equipment is as follows as of December 31 (in millions):

	2004	2003
Aircraft	$ 1,795	$ 1,474
Accumulated amortization	(257)	(198)
	$ 1,538	$ 1,276

(vii) The UPS Notes program involves the periodic issuance of fixed rate notes in $1,000 increments with various terms and maturities. At December 31, 2004, the coupon rates of the outstanding notes varied between 3.00% and 6.20%, and the interest payments are made either monthly, quarterly or semiannually. The maturities of the notes range from 2006 to 2024. Substantially all of the fixed obligations associated with the notes were swapped to floating rates, based on different LIBOR indices plus or minus a spread. The average interest rate payable on the swaps for 2004 and 2003 was 1.13% and 0.81%, respectively.

(viii) The special facilities revenue bonds were assumed in the acquisition of Menlo Worldwide Forwarding in December 2004 (see Note 7). The bonds have a par value of $108 million, $62 million of which is due in 2009, while the remaining $46 million is due in 2018. The bonds due in 2018 are callable beginning in 2008. The bonds due in 2018 bear interest at a fixed rate of 5.63%, while the bonds due in 2009 bear interest at fixed rates ranging from 6.05% to 6.20%. The bonds were recorded at fair value on the date of acquisition.

Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $4.708 and $4.109 billion as of December 31, 2004 and 2003, respectively.

We lease certain aircraft, facilities, equipment and vehicles under operating leases, which expire at various dates through 2054. Certain of the leases contain escalation clauses and renewal or purchase options. Rent expense related to our operating leases was $693, $678 and $685 million for 2004, 2003 and 2002, respectively.

The following table sets forth the aggregate minimum lease payments under capitalized and operating leases, the aggregate annual principal payments due under our long-term debt, and the aggregate amounts expected to be spent for purchase commitments (in millions).

	Capitalized Leases	Operating Leases	Debt Principal	Purchase Commitments
2005	$ 97	$ 370	$ 1,110	$ 1,012
2006	70	327	6	488
2007	121	242	—	223
2008	132	169	27	274
2009	76	128	84	637
After 2009	62	590	2,777	1,129
Total	558	$ 1,826	$ 4,004	$ 3,763
Less: imputed interest	(157)			
Present value of minimum capitalized lease payments	401			
Less: current portion	(78)			
Long-term capitalized lease obligations	$ 323			

As of December 31, 2004, we had outstanding letters of credit totaling approximately $2.161 billion issued in connection with routine business requirements.

We maintain two credit agreements with a consortium of banks that provide revolving credit facilities of $1.0 billion each, with one expiring April 21, 2005 and the other April 24, 2008. Interest on any amounts we borrow under these facilities would be charged at 90-day LIBOR plus 15 basis points. At December 31, 2004, there were no outstanding borrowings under these facilities. In addition, we maintain an extendable commercial notes program under which we are authorized to borrow up to $500 million. No amounts were outstanding under this program at December 31, 2004.

We have a $2.0 billion shelf registration statement under which we may issue debt securities in the U.S. The debt may be denominated in a variety of currencies. There was approximately $126 million issued under this shelf registration statement at December 31, 2004.

Our existing debt instruments and credit facilities do not have cross-default or ratings triggers, however these debt instruments and credit facilities do subject us to certain financial covenants. These covenants generally require us to maintain a $3.0 billion minimum net worth and limit the amount of secured indebtedness available to the company. These covenants are not considered material to the overall financial condition of the company, and all covenant tests were passed as of December 31, 2004.

In December 2003, we redeemed our $300 million cash-settled convertible senior notes at a price of 102.703, and also terminated the swap transaction associated with the notes. The redemption amount paid was lower than the amount recorded for the fair value of the notes at the time of redemption, which, along with the cash settlement received on the swap, resulted in a $28 million pre-tax gain recorded in 2003 results.

NOTE 9. DEFERRED TAXES, CREDITS, AND OTHER LIABILITIES

Deferred taxes, credits, and other liabilities as of December 31 consist of the following (in millions):

	2004	2003
Deferred income taxes (see Note 14)	**$ 3,274**	$ 3,118
Insurance reserves	**1,136**	923
Other credits and non-current liabilities	**972**	733
	$ 5,382	$ 4,774

NOTE 10. LEGAL PROCEEDINGS AND CONTINGENCIES

On August 9, 1999 the United States Tax Court held that we were liable for tax on income of Overseas Partners Ltd., a Bermuda company that had reinsured excess value ("EV") insurance purchased by our customers beginning in 1984, and that we were liable for additional tax for the 1983 and 1984 tax years. The IRS took similar positions to those advanced in the Tax Court decision for tax years subsequent to 1984 through 1998. On June 20, 2001, the U.S. Court of Appeals for the Eleventh Circuit ruled in our favor and reversed the Tax Court decision. In January 2003, we and the IRS finalized settlement of all outstanding tax issues related to EV package insurance. Under the terms of settlement, we agreed to adjustments that will result in income tax due of approximately $562 million, additions to tax of $60 million and related interest. The amount due to the IRS as a result of the settlement is less than amounts we previously had accrued. As a result, we recorded income, before taxes, of $1.023 billion ($776 million after tax) during the fourth quarter of 2002. In the first quarter of 2004, we received a refund of $185 million pertaining to the 1983 and 1984 tax years.

Notes to consolidated financial statements

The IRS had proposed adjustments, unrelated to the EV package insurance matters discussed above, regarding the allowance of deductions and certain losses, the characterization of expenses as capital rather than ordinary, the treatment of certain income, and our entitlement to tax credits in the 1985 through 1998 tax years. In the third quarter of 2004, we settled all outstanding issues related to each of the tax years 1991 through 1998. In the fourth quarter of 2004, we received a refund of $425 million pertaining to the 1991 through 1998 tax years. We expect to receive the $371 million of refunds related to the 1985 through 1990 tax years within the next six months.

The IRS may take similar positions with respect to some of the non-EV package insurance matters for each of the years 1999 through 2004. If challenged, we expect that we will prevail on substantially all of these issues. Specifically, we believe that our practice of expensing the items that the IRS alleges should have been capitalized is consistent with the practices of other industry participants. We believe that the eventual resolution of these issues will not have a material adverse effect on our financial condition, results of operations or liquidity.

We were named as a defendant in twenty-three now-dismissed lawsuits that sought to hold us liable for the collection of premiums for EV insurance in connection with package shipments since 1984. Based on state and federal tort, contract and statutory claims, these cases generally claimed that we failed to remit collected EV premiums to an independent insurer; we failed to provide promised EV insurance; we acted as an insurer without complying with state insurance laws and regulations; and the price for EV insurance was excessive. These actions were all filed after the August 9, 1999 U.S. Tax Court decision, discussed above, which the U.S. Court of Appeals for the Eleventh Circuit later reversed.

These twenty-three cases were consolidated for pre-trial purposes in a multi-district litigation proceeding ("MDL Proceeding") in federal court in New York. In addition to the cases in which UPS was named as a defendant, there also was an action, Smith v. Mail Boxes Etc., against Mail Boxes Etc. and its franchisees relating to UPS EV insurance and related services purchased through Mail Boxes Etc. centers. That case also was consolidated into the MDL Proceeding.

In late 2003, the parties reached a global settlement resolving all claims and all cases in the MDL proceeding. In reaching the settlement, we and the other defendants expressly denied any and all liability. On July 30, 2004, the court issued an order granting final approval to the substantive terms of the settlement. No appeals were filed and the settlement became effective on September 8, 2004.

Pursuant to the settlement, UPS has provided qualifying settlement class members with vouchers toward the purchase of specified UPS services and will pay the plaintiffs' attorneys' fees, the total amount of which still remains to be determined by the court. Other defendants have contributed to the costs of the settlement, including the attorneys' fees. The ultimate cost to us of the proposed settlement will depend on a number of factors, including how many vouchers settlement class members actually use. We do not believe that this proposed settlement will have a material effect on our financial condition, results of operations, or liquidity.

We are a defendant in a number of lawsuits filed in state courts containing various class-action allegations under state wage-and-hour laws. In one of these cases, Marlo v. UPS, which has been certified as a class action in California state court, plaintiffs allege that they improperly were denied overtime, penalties for missed meal and rest periods, interest and attorneys' fees. Plaintiffs purport to represent a class of 1,200 full-time supervisors.

We have denied any liability with respect to these claims and intend to vigorously defend ourselves in these cases. At this time, we have not determined the amount of any liability that may result from these matters or whether such liability, if any, would have a material adverse effect on our financial condition, results of operations, or liquidity.

In addition, we are a defendant in various other lawsuits that arose in the normal course of business. We believe that the eventual resolution of these cases will not have a material adverse effect on our financial condition, results of operations, or liquidity.

We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on our financial condition, results of operations, or cash flows could result from our participation in these plans.

NOTE 11. CAPITAL STOCK AND STOCK-BASED COMPENSATION

Capital Stock

We maintain two classes of common stock, which are distinguished from each other by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas Class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, and these shares are fully convertible into Class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange (NYSE) under the symbol "UPS."

Incentive Compensation Plan

The UPS Incentive Compensation Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, performance units, and management incentive awards to eligible employees. The number of shares reserved for issuance under the Plan is 112 million, with the number of shares reserved for issuance as restricted stock limited to 34 million. As of December 31, 2004, management incentive awards, stock options, and restricted performance units had been granted under the Incentive Compensation Plan.

Management Incentive Awards

Persons earning the right to receive management incentive awards are determined annually by the Compensation Committee of the UPS Board of Directors. This Committee, in its sole discretion, determines the total award, which consists of UPS Class A common stock, given in any year. Amounts expensed for management incentive awards were $738, $606, and $556 million during 2004, 2003, and 2002, respectively.

Nonqualified Stock Options

We maintain fixed stock option plans, under which options are granted to purchase shares of UPS Class A common stock. Stock options granted in connection with the Incentive Compensation Plan must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option was granted.

Persons earning the right to receive stock options are determined each year by the Compensation Committee of the UPS Board of Directors. Except in the case of death, disability, or retirement, options granted under the Incentive Compensation Plan are generally exercisable three to five years from the date of grant and before the expiration of the option 10 years after the date of grant. All options granted are subject to earlier cancellation or exercise under certain conditions.

The following is an analysis of options to purchase shares of Class A common stock issued and outstanding:

	2004		2003		2002	
	Weighted Average Price	Shares (in thousands)	Weighted Average Price	Shares (in thousands)	Weighted Average Price	Shares (in thousands)
Outstanding at beginning of year	**$ 48.02**	**22,745**	$ 38.73	27,745	$ 29.64	29,224
Exercised	**26.97**	**(7,351)**	18.59	(7,297)	15.91	(6,434)
Granted	**70.70**	**2,663**	62.40	2,860	60.22	5,760
Forfeited/expired	**58.70**	**(356)**	44.63	(563)	46.08	(805)
Outstanding at end of year	**$ 59.96**	**17,701**	$ 48.02	22,745	$ 38.73	27,745

Beginning in November 1999, options were granted under the Incentive Compensation Plan, and a limited option grant to certain employees under this plan occurred in 2000. Beginning in 2001 and in future years, options to eligible employees will generally be granted annually during the first half of each year at the discretion of the Compensation Committee of the UPS Board of Directors.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise price range	Shares (in thousands)	Average Life (in years)	Average Exercise Price	Shares (in thousands)	Average Exercise Price
$ 13.94 - $ 50.63	2,424	4.82	$ 49.89	2,397	$ 49.89
$ 56.25 - $ 57.50	4,467	6.24	56.90	4,467	56.90
$ 59.38 - $ 60.61	5,381	7.27	60.20	141	59.54
$ 61.88 - $ 65.00	2,757	8.32	62.41	11	64.20
$ 68.44 - $ 143.13	2,672	9.23	71.23	48	99.88
	17,701	7.13	$ 59.96	7,064	$ 54.88

Notes to consolidated financial statements

Restricted Performance Units

Beginning in 2003, we issued restricted performance units under the Incentive Compensation Plan. Upon vesting, restricted performance units result in the issuance of the equivalent number of UPS Class A common shares after required tax withholdings. Persons earning the right to receive restricted performance units are determined each year by the Compensation Committee of the UPS Board of Directors. Except in the case of death, disability, or retirement, restricted performance units vest five years after the date of grant. All restricted performance units granted are subject to earlier cancellation or vesting under certain conditions. Dividends earned on restricted performance units are reinvested in additional restricted performance units at each dividend payable date. During 2004 and 2003, the Company issued 1.083 and 1.164 million restricted performance units with a weighted average fair value of $70.70 and $62.40, respectively. As of December 31, 2004, we had the following restricted performance units outstanding:

Year of Award	Units Outstanding (in thousands)	Remaining Vesting Period (in years)	Avg. Fair Value at Grant Date
2003	1,140	3.33	$ 62.40
2004	1,074	4.33	70.70
	2,214	3.82	$ 66.43

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees. Under the plan, shares of UPS Class A common stock may be purchased at quarterly intervals at 90% of the lower of the NYSE closing price on the first or the last day of each quarterly period. Employees purchased 1.8, 1.9, and 1.8 million shares at average prices of $62.75, $54.08, and $50.79 per share during 2004, 2003, and 2002, respectively.

Deferred Compensation Obligations

We maintain a deferred compensation plan whereby certain employees may elect to defer the gains on stock option exercises by deferring the shares received upon exercise into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "Deferred compensation obligations" in the shareowners' equity section of the balance sheet. The amount of shares needed to settle the liability for deferred compensation obligations is included in the denominator in both the basic and diluted earnings per share calculations.

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

We report our operations in three segments: U.S. domestic package operations, international package operations, and non-package operations. Package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export operations within their geographic area.

U.S. Domestic Package

Domestic package operations include the time-definite delivery of letters, documents, and packages throughout the United States.

International Package

International package operations include delivery to more than 200 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or distribution outside the United States. Our international package reporting segment includes the operations of our Europe, Asia-Pacific, Canada, and Americas operating segments.

Non-Package

Non-package operations include UPS Supply Chain Solutions, Mail Boxes Etc. (the franchisor of Mail Boxes Etc. and The UPS Store), UPS Capital, our mail and consulting services, and our excess value package insurance business. UPS Supply Chain Solutions, which comprises our former UPS Freight Services and UPS Logistics Group businesses, provides supply chain design and management, freight forwarding, and customs brokerage services.

In evaluating financial performance, we focus on operating profit as a segment's measure of profit or loss. Operating profit is before investment income, interest expense, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies (see Note 1), with certain expenses allocated between the segments using activity-based costing methods. Unallocated assets are comprised primarily of cash, marketable securities, and short-term investments.

Segment information as of, and for the years ended, December 31 is as follows (in millions):

	2004	2003	2002
Revenue:			
U.S. domestic package	**$ 26,610**	$ 25,022	$ 23,924
International package	**6,762**	5,561	4,680
Non-package	**3,210**	2,902	2,668
Consolidated	**$ 36,582**	$ 33,485	$ 31,272
Operating Profit:			
U.S. domestic package	**$ 3,345**	$ 3,272	$ 3,576
International package	**1,121**	709	322
Non-package	**523**	464	198
Consolidated	**$ 4,989**	$ 4,445	$ 4,096
Assets:			
U.S. domestic package	**$ 16,978**	$ 16,271	$ 15,173
International package	**4,728**	4,287	3,271
Non-package	**6,380**	6,038	6,245
Unallocated	**4,940**	3,138	2,179
Consolidated	**$ 33,026**	$ 29,734	$ 26,868

Non-package operating profit included $112, $114, and $112 million for 2004, 2003, and 2002, respectively, of intersegment profit, with a corresponding amount of operating expense, which reduces operating profit, included in the U.S. domestic package segment.

Revenue by product type for the years ended December 31 is as follows (in millions):

	2004	2003	2002
U.S. domestic package:			
Next Day Air	**$ 6,040**	$ 5,580	$ 5,349
Deferred	**3,161**	2,982	2,868
Ground	**17,409**	16,460	15,707
Total U.S. domestic package	**26,610**	25,022	23,924
International package:			
Domestic	**1,346**	1,134	943
Export	**4,944**	4,001	3,276
Cargo	**472**	426	461
Total International package	**6,762**	5,561	4,680
Non-package:			
UPS Supply Chain Solutions	**2,346**	2,126	1,969
Other	**864**	776	699
Total Non-package	**3,210**	2,902	2,668
Consolidated	**$ 36,582**	$ 33,485	$ 31,272

Geographic information as of, and for the years ended, December 31 is as follows (in millions):

	2004	2003	2002
U.S.:			
Revenue	**$ 28,035**	$ 26,968	$ 26,284
Long-lived assets	**$ 15,971**	$ 15,634	$ 14,640
International:			
Revenue	**$ 8,547**	$ 6,517	$ 4,988
Long-lived assets	**$ 3,975**	$ 3,567	$ 2,874
Consolidated:			
Revenue	**$ 36,582**	$ 33,485	$ 31,272
Long-lived assets	**$ 19,946**	$ 19,201	$ 17,514

Revenue, for geographic disclosure, is based on the location in which service originates. Long-lived assets include property, plant and equipment, prepaid pension costs, long-term investments, goodwill, and intangible assets.

NOTE 13. OTHER OPERATING EXPENSES

The major components of other operating expenses for the years ended December 31 are as follows (in millions):

	2004	2003	2002
Repairs and maintenance	**$ 1,005**	$ 955	$ 873
Depreciation and amortization	**1,543**	1,549	1,464
Purchased transportation	**2,059**	1,828	1,665
Fuel	**1,416**	1,050	952
Other occupancy	**752**	730	653
Restructuring charge and related expenses	**—**	9	106
Other expenses	**3,902**	3,591	3,523
	$ 10,677	$ 9,712	$ 9,236

In the fourth quarter of 2002, we initiated a restructuring program to combine UPS Freight Services and the UPS Logistics Group into a single business unit ("UPS Supply Chain Solutions"). In connection with this restructuring program, we also recorded certain costs related to the integration of activities between UPS Capital and First International Bank. The program was designed to facilitate business growth, streamline management decision-making, reduce the cost structure, and provide higher levels of service to our customers. Costs of the program included employee severance costs, asset impairments, costs associated with the consolidation of facilities, and other costs directly related to the restructuring program. As of December 31, 2003, the restructuring program was substantially complete.

Notes to consolidated financial statements

NOTE 14. INCOME TAXES

The income tax expense (benefit) for the years ended December 31 consists of the following (in millions):

	2004	2003	2002
Current:			
U.S. Federal	**$ 1,675**	$ 1,103	$ 1,208
U.S. State & Local	**71**	112	148
Non-U.S.	**98**	86	62
Total Current	**1,844**	1,301	1,418
Deferred:			
U.S. Federal	**(155)**	181	323
U.S. State & Local	**(84)**	(11)	14
Non-U.S.	**(16)**	1	—
Total Deferred	**(255)**	171	337
Total	**$ 1,589**	$ 1,472	$ 1,755

Income before income taxes includes income of foreign subsidiaries of $270, $237, and $16 million in 2004, 2003, and 2002, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31 consists of the following:

	2004	2003	2002
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
U.S. state & local income taxes (net of federal benefit)	**1.2**	1.5	2.1
Tax assessment reversal (tax portion)	**—**	—	(2.8)
Other	**(3.9)**	(2.8)	0.7
Effective income tax rate	**32.3%**	33.7%	35.0%

During the third quarter of 2004, we recognized a $99 million reduction of income tax expense related to the favorable settlement of various U.S. federal tax contingency matters with the IRS pertaining to tax years 1985 through 1998, and various state and non-U.S. tax contingency matters.

During the fourth quarter of 2004, we recognized a $109 million reduction of income tax expense primarily related to the favorable resolution of a U.S. state tax contingency matter, improvements in U.S. state and non-U.S. effective tax rates, and the reversal of valuation allowances associated with certain U.S. state & local and non-U.S. net operating loss and credit carryforwards due to sufficient positive evidence that the related subsidiaries will be profitable and generate taxable income before such carryforwards expire.

During the first quarter of 2003, we recognized a $55 million reduction of income tax expense due to the favorable resolution of several outstanding contingency matters with the IRS. During the third quarter of 2003, we recognized a $22 million credit to income tax expense as a result of a favorable tax court ruling in relation to an outstanding contingency matter with the IRS.

After filing our 2002 state tax returns during the fourth quarter of 2003, we completed a review of the taxability of our operations in various U.S. state taxing jurisdictions and the effects of available state tax credits. As a result of this review, we recorded a decrease of $39 million in the income tax provision in the fourth quarter of 2003. This decrease includes a reduction in our estimated state tax liabilities and the effect of the estimated state income tax effective rate applied to our temporary differences.

Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

	2004	2003
Property, plant and equipment	**$ 2,624**	$ 2,453
Goodwill and intangible assets	**428**	349
Pension plans	**1,481**	1,266
Other	**167**	473
Gross deferred tax liabilities	**4,700**	4,541
Other postretirement benefits	**684**	588
Loss carryforwards (non-U.S. and state)	**113**	117
Insurance reserves	**469**	347
Vacation pay accrual	**145**	131
Other	**471**	673
Gross deferred tax assets	**1,882**	1,856
Deferred tax assets valuation allowance	**(64)**	(117)
Net deferred tax assets	**1,818**	1,739
Net deferred tax liability	**2,882**	2,802
Current deferred tax asset	**(392)**	(316)
Long-term liability — see Note 9	**$ 3,274**	$ 3,118

The valuation allowance increased (decreased) by $(53), $25 and $23 million during the years ended December 31, 2004, 2003 and 2002, respectively. We reclassified $719 million from deferred income taxes to other non-current assets as of December 31, 2003. This amount represents various income tax receivable items that had previously been netted against our deferred tax liabilities.

As of December 31, 2004, we have U.S. state & local operating loss and credit carryforwards of approximately $428 million and $25 million, respectively. The operating loss carryforwards expire at varying dates through 2024. The majority of the credit carryforwards may be carried forward indefinitely. We also have non-U.S. loss carryforwards of approximately $874 million as of December 31, 2004, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain non-U.S. and state loss carryforwards, due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions.

Undistributed earnings of our non-U.S. subsidiaries amounted to approximately $728 million at December 31, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal or state deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes and withholding taxes payable in various non-U.S. jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

We have not changed our position with respect to the indefinite reinvestment of foreign earnings to take into account the possible election of the repatriation provisions contained in the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 (the "Jobs Act"), as enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% U.S. federal tax rate on any repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the Company's Chief Executive Officer and approved by the Company's Board of Directors. Certain other criteria in the Jobs Act must be satisfied as well. The maximum amount of our foreign earnings that qualify for the temporary deduction under the Jobs Act is $500 million.

We are in the process of evaluating whether we will repatriate foreign earnings under the repatriation provisions of the Jobs Act, and if so, the amount that will be repatriated. We are considering repatriating any amount up to $500 million under the Jobs Act. We are awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts we could repatriate. We expect to determine the amounts and sources of foreign earnings to be repatriated, if any, during the fourth quarter of 2005. We cannot reasonably estimate the impact of a qualifying repatriation, should we choose to make one, on our income tax expense for 2005 at this time.

NOTE 15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions except per share amounts):

	2004	2003	2002
Numerator:			
Net income before the cumulative effect of change in accounting principle	**$ 3,333**	$ 2,898	$ 3,254
Denominator:			
Weighted average shares	**1,125**	1,125	1,117
Management incentive awards	**1**	1	1
Deferred compensation obligations	**3**	2	2
Denominator for basic earnings per share	**1,129**	1,128	1,120
Effect of dilutive securities:			
Management incentive awards	**4**	4	4
Stock option plans	**4**	6	10
Denominator for diluted earnings per share	**1,137**	1,138	1,134
Basic earnings per share before cumulative effect of change in accounting principle	**$ 2.95**	$ 2.57	$ 2.91
Diluted earnings per share before cumulative effect of change in accounting principle	**$ 2.93**	$ 2.55	$ 2.87

Diluted earnings per share for the years ended December 31, 2004, 2003, and 2002 exclude the effect of 2.7, 2.9, and 0.1 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

Notes to consolidated financial statements

NOTE 16. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

We are exposed to market risk, primarily related to foreign exchange rates, commodity prices, equity prices, and interest rates. These exposures are actively monitored by management. To manage the volatility relating to certain of these exposures, we enter into a variety of derivative financial instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates, commodity prices, equity prices, and interest rates. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage exposures. As we use price sensitive instruments to hedge a certain portion of our existing and anticipated transactions, we expect that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions.

We do not hold or issue derivative financial instruments for trading or speculative purposes.

Commodity Price Risk Management

We are exposed to an increase in the prices of refined fuels, principally jet-A, diesel, and unleaded gasoline. Additionally, we are exposed to an increase in the prices of other energy products, principally natural gas and electricity. We use a combination of options, swaps, and futures contracts to provide partial protection from rising fuel and energy prices. The net fair value of such contracts subject to price risk, excluding the underlying exposures, as of December 31, 2004 and 2003 was an asset of $101 and $30 million, respectively. We have designated and account for these contracts as cash flow hedges, and, therefore, the resulting gains and losses from these hedges are recognized as a component of fuel expense or other occupancy expense when the underlying fuel or energy product being hedged is consumed.

Foreign Currency Exchange Risk Management

We have foreign currency risks related to our revenue, operating expenses, and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency denominated assets, liabilities, and cash flows. Our most significant foreign currency exposures relate to the Euro, the British Pound Sterling, and the Canadian Dollar. We use a combination of purchased and written options and forward contracts to hedge currency cash flow exposures. As of December 31, 2004 and 2003, the net fair value of the hedging instruments described above was a liability of $(28) and $(48) million, respectively. We have designated and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue and, therefore, the resulting gains and losses from these hedges are recognized as a component of international revenue when the underlying sales occur.

Interest Rate Risk Management

Our indebtedness under our various financing arrangements creates interest rate risk. We use a combination of derivative instruments, including interest rate swaps and cross-currency interest rate swaps, as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. These swaps are entered into concurrently with the issuance of the debt that they are intended to modify, and the notional amount, interest payment, and maturity dates of the swaps match the terms of the associated debt. Interest rate swaps allow us to maintain a target range of floating rate debt.

We have designated and account for these contracts as either hedges of the fair value of the associated debt instruments, or as hedges of the variability in expected future interest payments. Any periodic settlement payments are accrued monthly, as either a charge or credit to interest expense, and are not material to net income. The net fair value of our interest rate swaps at December 31, 2004 and 2003 was a liability of $(32) and $(27) million, respectively.

Credit Risk Management

The forward contracts, swaps, and options previously discussed contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, we minimize such risk exposures for these instruments by limiting the counterparties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counterparty default.

Derivatives Not Designated As Hedges

Derivatives not designated as hedges primarily consist of a small portfolio of stock warrants in public and private companies that are held for investment purposes. These warrants are recorded at fair value, and the impact of these warrants on our results was immaterial for 2004, 2003 and 2002.

Income Effects of Derivatives

In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under FAS 133 whether effective or not, and must therefore be marked to market through income. Both the effective and ineffective portions of gains and losses on hedges are reported in the income statement category related to the hedged exposure. Both the ineffective portion of hedge positions and the elements excluded from the measure of effectiveness were immaterial for 2004, 2003 and 2002.

As of December 31, 2004, $13 million in losses related to cash flow hedges that are currently deferred in OCI are expected to be reclassified to income over the 12 month period ending December 31, 2005. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. No amounts were reclassified to income during 2004 in connection with forecasted transactions that were no longer considered probable of occurring.

At December 31, 2004, the maximum term of derivative instruments that hedge forecasted transactions, except those related to cross-currency interest rate swaps on existing financial instruments, was three years. We maintain cross-currency interest rate swaps that extend through 2009.

Fair Value of Financial Instruments

At December 31, 2004 and 2003, our financial instruments included cash and cash equivalents, marketable securities and short-term investments, accounts receivable, finance receivables, accounts payable, short-term and long-term borrowings, and commodity, interest rate, foreign currency, and equity options, forwards, and swaps. The fair values of cash and cash equivalents, accounts receivable, and accounts payable approximate carrying values because of the short-term nature of these instruments. The fair value of our marketable securities and short-term investments is disclosed in Note 2, finance receivables in Note 3, and debt instruments in Note 8.

Notes to consolidated financial statements

NOTE 17. QUARTERLY INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenue:								
U.S. domestic package	**$ 6,540**	$ 6,020	**$ 6,480**	$ 6,124	**$ 6,494**	$ 6,219	**$ 7,096**	$ 6,659
International package	**1,619**	1,302	**1,613**	1,371	**1,666**	1,370	**1,864**	1,518
Non-package	**760**	693	**778**	731	**792**	723	**880**	755
Total revenue	**8,919**	8,015	**8,871**	8,226	**8,952**	8,312	**9,840**	8,932
Operating profit:								
U.S. domestic package	**831**	704	**892**	832	**857**	825	**765**	911
International package	**269**	134	**272**	158	**262**	176	**318**	241
Non-package	**117**	107	**146**	90	**139**	146	**121**	121
Total operating profit	**1,217**	945	**1,310**	1,080	**1,258**	1,147	**1,204**	1,273
Net income	**$ 759**	$ 611	**$ 818**	$ 692	**$ 890**	$ 739	**$ 866**	$ 856
Earnings per share:								
Basic	**$ 0.67**	$ 0.54	**$ 0.73**	$ 0.61	**$ 0.79**	$ 0.66	**$ 0.77**	$ 0.76
Diluted	**$ 0.67**	$ 0.54	**$ 0.72**	$ 0.61	**$ 0.78**	$ 0.65	**$ 0.76**	$ 0.75

First quarter 2003 net income reflects a charge for an impairment of investments ($37 million after-tax, $0.03 per diluted share) and a credit to tax expense upon the resolution of various tax contingencies ($55 million, $0.05 per diluted share). Second quarter 2003 net income was impacted by the gain on the sale of Mail Technologies ($14 million after-tax, $0.01 per diluted share). Third quarter 2003 net income reflects the gain on sale of Aviation Technologies ($15 million after-tax, $0.01 per diluted share) and the credit to tax expense from a favorable ruling on the tax treatment of jet engine maintenance costs ($22 million, $0.02 per diluted share). Fourth quarter 2003 net income was impacted by a gain on the redemption of long-term debt ($18 million after-tax, $0.02 per diluted share) and a credit to income tax expense for a lower effective state tax rate ($39 million, $0.03 per diluted share).

Third quarter 2004 net income includes a credit to tax expense ($99 million, $0.09 per diluted share) related to the resolution of various tax matters. Fourth quarter 2004 net income includes an impairment charge ($70 million after-tax, $0.06 per diluted share) on Boeing 727, 747, and McDonnell Douglas DC-8 aircraft, and related engines and parts, and a charge to pension expense ($40 million after-tax, $0.04 per diluted share) resulting from the consolidation of data collection systems. Fourth quarter 2004 net income also includes credits to income tax expense ($43 million, $0.04 per diluted share) related to various items, including the resolution of certain tax matters, the removal of a portion of the valuation allowances on certain deferred tax assets on net operating loss carryforwards, and an adjustment for identified tax contingency items.

Price and dividend information

Our Class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our Class A common stock is convertible into one share of our Class B common stock.

The following is a summary of our Class B common stock price activity and dividend information for 2004 and 2003. Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

	High	Low	Close	Dividends Declared
2004:				
First Quarter	**$ 74.46**	**$ 67.51**	**$ 69.84**	**$ 0.28**
Second Quarter	**$ 75.26**	**$ 68.57**	**$ 75.17**	**$ 0.28**
Third Quarter	**$ 76.00**	**$ 69.15**	**$ 75.92**	**$ 0.28**
Fourth Quarter	**$ 87.70**	**$ 75.76**	**$ 85.46**	**$ 0.28**
2003:				
First Quarter	$ 64.48	$ 53.00	$ 57.00	$ 0.21
Second Quarter	$ 64.32	$ 56.52	$ 63.70	$ 0.21
Third Quarter	$ 64.99	$ 61.17	$ 63.80	$ 0.25
Fourth Quarter	$ 74.86	$ 63.76	$ 74.55	$ 0.25

As of February 28, 2005, there were 168,651 and 15,728 record holders of Class A and Class B common stock, respectively.

The policy of our Board of Directors is to declare dividends each year out of current earnings. The declaration of future dividends is subject to the discretion of the Board of Directors in light of all relevant facts, including earnings, general business conditions and working capital requirements.

On February 9, 2005, our Board declared a dividend of $0.33 per share, which was payable on March 9, 2005 to shareowners of record on February 22, 2005.

Investor information

Annual Meeting

Our annual meeting of shareowners will be held at [illegible] a.m. on May 5, 2005 at the Hotel Du Pont, [illegible]th and Market Streets, Wilmington, DE 19801. Shareowners of record as of March 7, 2005 are [illegible] to vote at the meeting.

Investor Relations

UPS maintains a comprehensive Web site at www.shareholder.com/ups and has an active Investor Relations program. You can contact the Investor Relations Department at:

UPS
[illegible] Glenlake Parkway, NE
Atlanta, GA 30328
[illegible]-877-1503 or 404-828-6059

Exchange Listing

Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

Form 10-K

A copy of our Annual Report on Form 10-K may be obtained without charge through the Internet at www.shareholder.com/ups or at www.sec.gov, the Web site for the Securities and Exchange Commission. It also is available by calling or writing to the Investor Relations Department. Additional investor information is available on the Investor Relations Web site, www.shareholder.com/ups.

Direct Stock Purchase and Dividend Reinvestment Plan

The Mellon Direct Investment & Dividend Reinvestment Plan enables UPS Class B common shareowners to purchase additional Class B common shares and/or to reinvest dividends paid on shares [illegible] UPS Class B stock in additional UPS Class B common shares. Current UPS Class B common stock shareowners can enroll in the plan online by accessing your account at www.melloninvestor.com/isd or calling toll-free 800-758-4674.

If you wish to make an initial purchase of UPS Class B common stock online, visit www.melloninvestor.com and select For Investors. Follow the instructions provided to search for Direct Investment Plans and access the Enrollment Wizard.

The dividend reinvestment plan enables shareholders of UPS Class A and Class B common stock to purchase additional shares. To learn more about the dividend reinvestment plan, Class [illegible] common stock shareowners can visit www.melloninvestor.com and select MellonOne. Class B shareowners can visit www.melloninvestor.com/isd.

Investor ServiceDirect Enhancements

Mellon's Investor ServiceDirect® application has been redesigned. It now offers:

- Increased functionality and ease of use.
- A streamlined portfolio page that summarizes your profile information and directs you quickly and easily to your accounts and the information you're seeking.
- User-friendly navigation that enables you to perform your transactions faster with easy access to account history and forms and materials.
- New helpful tips, shortcuts and related links that give you the answers to the most common questions.
- An expanded help center that features a new user manual, FAQs and investor support.

UPS Shareowner Services

Convenient access 24 hours a day, 7 days a week

Class A Common Shareowners

www.melloninvestor.com
Select MellonOne
888-663-8325

Class B Common Shareowners

www.melloninvestor.com
Select for Investors and then
Investor ServiceDirect
800-758-4674

Calls from outside the United States: 201-373-5334
TDD for hearing impaired: 800-231-5469
TDD for non-U.S. shareowners: 201-329-8354

Online Access to Shareowner Materials through MLink®

Interested in receiving shareowner information electronically? Enroll in MLink, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, follow the MLink enrollment instructions when you access your UPS Class A or UPS Class B common shareowner account via the Web sites previously noted.

Transfer Agent and Registrar

Account information and transactions are managed by Mellon Investor Services LLC. Please direct notices of address changes or questions regarding account status, stock transfers, lost certificates, or dividend payments to the transfer agent at the address below.

United Parcel Service, Inc.
c/o Mellon Investor Services LLC
P.O. Box 3415
South Hackensack, NJ 07606-3415

or

85 Challenger Road
Ridgefield Park, NJ 07660

5 Glenlake Parkway, NE
tlanta, GA 30328
www.ups.com